Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For February 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒ .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Media Releases /ASX Announcements

Exhibit 1 - Half Year Report

          Attachment A – Media Release

          Attachment B – Information Compendium

Exhibit 2 - Mayne Pharma and Pliva enter biogeneric partnership

Exhibit 3 - Mayne receives English Court of Appeal decision for Epirubicin

Exhibit 1

MAYNE GROUP LIMITED

ABN 56 004 073 410

Half-year Report under listing rule 4.2A

Financial half-year ended 31 December 2004

MAYNE GROUP LIMITED

ABN 56 004 073 410

Half-year Report

Financial Half-year ended 31 December 2004

For announcement to the market

			$A’000
Revenues from ordinary activities	37.8 % down	to	2,015,252

Sales revenue	15.0 % down	to	1,983,450

Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	4.0 % up	to	89,426

Profit (loss) from ordinary activities after tax attributable to members	17.5% down	to	40,185

Profit after tax before significant items attributable to members	23.9 % down	to	41,623

Dividends		Amount per security	Franked amount per security
Final dividend paid 30 September 2004 Interim dividend payable 31 March 2005		6.5¢ 4.5¢	0.0¢ 0.0¢
Previous corresponding period
Interim dividend paid 30 September 2003 Interim dividend paid 31 March 2004		6.0¢ 4.5¢	0.0¢ 0.0¢

Record date for determining entitlements to the dividend	4 March 2005

Please refer to the attachments (Attachment A - Media Release and Attachment B - Information Compendium) for further commentary on the results for the period.

Mayne Group Limited

Discussion and Analysis on the Consolidated Statement of Financial Performance for the financial half-year ended 31 December 2004

•	Total revenue decreased by $1,225.7 million due to the inclusion of sales revenue and sale proceeds for the Hospitals businesses totalling $1,414.3 million in the prior corresponding period.

•	Reported total sales revenue decreased by 15.0% to $2.0 billion. However, sales revenue from the continuing business rose 12.1% over the prior comparable half-year. The Pharmaceuticals business increased revenues from continuing businesses by 38.3% resulting from the full period contribution from acquisitions completed in the US and Europe in fiscal 2004 as well as organic growth. The Pharmacy businesses generated organic growth in revenues of 7.5%. There was a 7% increase in Diagnostic Services revenue in the half-year. Consumer Brands revenue increased by 24% over the previous corresponding half year which was impacted by the Pan Pharmaceuticals recall and the product rationalization that occurred both prior to and after the Pan Pharmaceuticals recall. Discontinued sales revenue in the half-year was $6.0 million, primarily from the Pharmaceuticals Latin American businesses that will be sold or closed.

•	Excluding the impact of significant items, earnings before interest and tax (EBIT) for the continuing businesses increased by 20.4% to $84.0 million over the prior corresponding period. Pharmaceuticals’ earnings improvement reflects a combination the acquisition activity and organic growth noted above. Improved results in Pathology were partially offset by a decline in Imaging. Consumer Brands increased significantly over the prior corresponding period following the strong recovery of the business after the Pan Pharmaceuticals recall, and Pharmacy also improved.

•	Significant items generated a $1.4 million loss. This compares to a loss after tax of $6.0 million in the prior comparable half-year. The significant items are as follows:

•	A $9.4 million profit related to the sale of the Hospitals business.

•	A $5.8 million loss on impairment of the assets associated with the discontinued Latin American Pharmaceuticals businesses.

•	A $5.0 million loss on legal and other costs associated with UK litigation related to Epirubicin.

•	The net interest expense has decreased to $9.8 million from $10.7 million. This reflects the lower average net debt levels during the half-year due to the proceeds received from divestments in previous periods.

•	Stripping out the impact of the significant items on the tax expense for the half-year, the underlying income tax expense is $27.1 million compared to $41.1 million in the prior comparable half-year. The decrease is predominantly due to tax in the prior corresponding period relating to the divested Hospitals businesses.

•	Profit attributable to outside equity interests has decreased by $0.2 million to $1.8 million. The outside equity interest for the current half year largely reflects the minority interests share of diagnostic imaging joint ventures that have declined over the prior comparable half-year.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Performance

for the financial half-year ended 31 December 2004

	Note	December 2004	December 2003
		$’000	$’000
Revenues from ordinary activities	4	2,015,252	3,240,960

Employee expense		(349,832)	(629,029)
Subcontractor expense		(6,483)	(8,656)
Purchases of materials and trading stocks		(1,299,336)	(1,279,652)
Change in inventories		(12,059)	95,229
Consumables expense		(56,349)	(134,112)
Depreciation and amortisation		(82,041)	(83,239)
Marketing costs		(25,821)	(16,679)
Fleet operation and distribution costs		(26,241)	(20,280)
Occupancy costs		(48,313)	(98,744)
Borrowing costs		(14,581)	(30,430)
Other expenses from ordinary activities		(25,227)	(937,009)
Share of net profits / (losses) of associates
accounted for using the equity method	17	160	(9)

Profit / (loss) from ordinary activities before income tax expense		69,129	98,350

Income tax expense	8	(27,106)	(47,602)

Net profit / (loss)		42,023	50,748

Net (profit) / loss attributable to outside equity interests		(1,838)	(2,033)

Net profit / (loss) attributable to members of Mayne Group Limited		40,185	48,715

Non-owner transaction changes in equity:

Net exchange difference on translation of financial statements of self-sustaining foreign operations		(4,606)	(4,823)

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		(4,606)	(4,823)

Total changes in equity from non-owner related transactions attributable to members of the parent entity		35,579	43,892

Earnings per share (Note 11):
Basic earnings per share		6.3c	6.4c
Diluted earnings per share		6.3c	6.4c
Cash earnings per share before significant items		14.3c	12.2c
Dividends per share (Note 10):
Final Paid 30 September 2004		6.5c
Special interim paid 30 September 2003			6.0c
Interim payable 31 March 2005		4.5c
Interim paid 31 March 2004			4.5c

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 3 and the notes to these financial statements.

Mayne Group Limited

Discussion and Analysis on the Consolidated Statement of Financial Position as at 31 December 2004

•	Cash and deposits . The increase in cash and deposits, by $25.4 million to $329.7 million, reflects the receipt of deferred proceeds for the sale of businesses, offset by repayment of borrowings, payments for acquisitions made during the half-year, and capital expenditure. Further details are set out in the statement of cash flows.

•	The reduction in current receivables of $29.9 million relates largely to the receipt of deferred proceeds for the sale of businesses, partially offset by higher debtors balances in the continuing businesses reflecting revenue growth in the continuing businesses.

•	Inventory has decreased by $11.8 million to $435.2 million due to a reduction in inventories in the Pharmacy business offset by an increase due primarily to acquisitions in the Pharmaceuticals businesses in the current half.

•	Plant, property and equipment has increased by $26.9 million primarily due to the redevelopment activity at Mulgrave, Victoria and Aguadilla, Puerto Rico in the Pharmaceuticals business.

•	The decrease in intangible assets of $54.4 million is primarily due to goodwill and intangible assets amortisation and a reduction in intangibles denominated in foreign currencies due to the appreciation of the Australian dollar, partially offset by the intangibles acquired in Mayne’s Pharmaceuticals businesses during the half.

•	Deferred tax assets have reduced by $10.0 million due primarily to movements in timing differences.

•	The increase in payables of $24.9 million largely reflects an increase in trade creditors and accruals in the continuing businesses.

•	Interest bearing liabilities have decreased by $57.5 million due to the repayment of borrowings by the Pharmaceuticals business in the USA and Europe and partial repayment of USD denominated bonds and to the effect of a change in the USD exchange rate, partially offset by a new borrowings under the USD denominated note facility.

•	Provisions (both current and non current) have reduced by $42.4 million primarily due to the utilisation of provisions created in connection with the sale of the Hospitals businesses.

•	Contributed equity increased by $12.1 million due primarily to shares issued by the company during the half-year under the dividend reinvestment plan.

MAYNE GROUP LIMITED

Consolidated Statement of Financial Position as at 31 December 2004

	Note	December 2004	June 2004
		$’000	$’000
Current Assets
Cash and deposits		329,663	304,264
Receivables		645,011	674,885
Inventories		435,245	447,033
Prepayments		47,428	31,812

Total Current Assets		1,457,347	1,457,994

Non-Current Assets
Deposits		586	657
Receivables		5,225	5,251
Investments accounted for using the equity method	17	1,547	1,388
Other financial assets		9,713	6,026
Property, plant & equipment		482,293	455,348
Intangibles		1,995,394	2,049,847
Deferred tax assets		112,636	122,662
Other		4,102	23,213

Total Non-Current Assets		2,611,496	2,664,392

Total Assets	15	4,068,843	4,122,386

Current Liabilities
Payables		547,721	528,346
Interest-bearing liabilities		6,401	6,847
Current tax liabilities		28,117	18,702
Provisions		190,830	234,495

Total Current Liabilities		773,069	788,390

Non-Current Liabilities
Payables		11,653	6,174
Interest-bearing liabilities		695,456	752,477
Deferred tax liabilities		50,395	44,315
Provisions		11,642	10,358

Total Non-Current Liabilities		769,146	813,324

Total Liabilities	15	1,542,215	1,601,714

Net Assets		2,526,628	2,520,672

Equity

Mayne Group Limited Interest
Contributed equity	12	2,828,321	2,816,239
Reserves		(31,698)	(27,092)
Retained profits	9	(273,096)	(271,544)

Total Mayne Group Limited equity interest		2,523,527	2,517,603

Outside Equity Interests		3,101	3,069

Total Equity	13	2,526,628	2,520,672

The statement of financial position is to be read in conjunction with the discussion and analysis on page 5 and the notes to these financial statements.

Mayne Group Limited

Discussion and Analysis of the Consolidated Statement of Cash Flows for the financial half-year ended 31 December 2004

Net operating cash flow for the half-year was $126.0 million versus $138.2 in the prior corresponding period. The decrease over the prior period primarily relates to the loss of operating cash flow from the sale of the Hospitals business in December 2003 partially offset operating cash flow growth in the continuing businesses.

The most significant sources of cash generation other than from operating activities during the financial year were:

•	Net proceeds from the sale of the Hospitals and other business, $70.4 million;

•	Net proceeds from borrowings of $7.0 million.

These funds were primarily utilised as follows:

•	Net payments for property, plant and equipment of $59.9 million;

•	Payments for acquisitions of $ 36.1 million;

•	Payments made on disposal of entities and businesses of $21.0 million; and

•	Dividends paid of $34.0 million

Overall, the net cash position of the group increased by $27.6 million from $304.2 million, excluding an adjustment for foreign exchange rate changes of $2.2 million.

MAYNE GROUP LIMITED

Consolidated Statement of Cash Flows for the financial half-year ended 31 December 2004

	December 2004	December 2003
	$’000	$’000
Cash Flows from Operating Activities

Cash receipts from customers	2,086,727	2,389,900
Cash payments to suppliers and employees	(1,949,612)	(2,228,912)
Dividends received	—	103
Interest received	5,490	15,130
Borrowing costs paid	(15,125)	(32,832)
Income taxes paid	(1,525)	(5,143)

Net operating cash flows	125,955	138,246

Cash Flows from Investing Activities

Proceeds on disposal of entities and businesses	70,391	795,000
Payments for acquisition of entities	(36,068)	(6,573)
Proceeds from sale of property, plant and equipment	2,228	194
Payments for property, plant and equipment	(62,151)	(74,790)
Proceeds from sale of investments	—	5,753
Payments for operating rights and licenses	(6,283)	(177,783)
Payments for amounts capitalised into goodwill	(11,122)	(9,449)
Payments made on disposal of entities	(20,952)	(51,203)

Net investing cash flows	(63,957)	481,149

Cash Flows from Financing Activities

Proceeds from issue of shares	1,525	471
Proceeds from borrowings	250,678	125,093
Repayments of borrowings	(243,661)	(60,000)
Finance lease principal	(2,918)	(1,960)
Dividends paid	(34,045)	(33,693)
Payments made on share buy back	(1,228)	(100,286)
Realised foreign exchange gains / (losses)	(4,741)	(32,550)

Net financing cash flows	(34,390)	(102,925)

Net increase / (decrease) in cash held	27,608	516,470

Cash at the beginning of the period	304,245	255,192
Effect of exchange rate changes on cash held	(2,190)	118

Cash at the end of the period	329,663	771,780

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 7 and the notes to these financial statements.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

1. Basis of preparation of the half-year financial report:

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements by Mayne Group Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2004 Annual Financial Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

2. Reclassification of financial information

Segmental Reporting:

In the segmental reporting note 15, business segment disclosures for the prior comparable periods have been restated to reflect the current segment structure.

The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectible pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology, including the management of medical centres and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The hospitals businesses were divested during the prior corresponding period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

3. Transition to IFRS

The Australian Accounting Standards Board (“AASB”) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (“IFRS”), and the Urgent Issues Group (“UIG”) has issued abstracts corresponding to the International Accounting Standards Board interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in Mayne Group Ltd’s (“Mayne”) financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006 (FY06). Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out below.

When complying with Australian equivalents to IFRS for the first time Mayne is required to restate the comparative financial statements for the year ending 30 June 2005 (FY05) to reflect the application of IFRS on that comparative period. On transition to IFRS the majority of the adjustments required will be made, retrospectively, against opening retained earnings as at 1 July 2004. Mayne’s opening IFRS balance sheet will be a restated balance sheet dated 1 July 2004.

Mayne has established a detailed transition project plan to assess the impact of transition to IFRS and to ensure compliance with IFRS reporting standards for the financial period commencing 1 July 2004. The progress of the transition project plan is monitored by the IFRS steering committee that is chaired by the Chief Financial Officer. The Chief Financial Officer is responsible for reporting on the status of the project to the Mayne Audit and Compliance Committee. A project team has been established and is responsible for the day-to-day management of the project and reports directly to the IFRS steering committee.

The Mayne IFRS transition project plan consists of six distinct phases. Each phase of the project and the related key actions are detailed below:

Definition phase

•	Assignment of roles and responsibilities for the transition project, including the formation of a project team and steering committee.

•	Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, timeliness, objectives, key deliverable’s, milestones, controls and procedures.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

3. Transition to IFRS (continued)

Communication phase

•	Established a communication plan to brief those employees of Mayne significantly impacted by the transition to IFRS of the transition project.

•	The project plan has been communicated to the Audit and Compliance Committee, project team members and to all other key employees impacted by the transition to IFRS

Technical accounting change review and analysis

•	Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.

•	Preparation and distribution of papers detailing the significant changes in financial reporting.

•	Collation and analysis of data to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

•	Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.

•	Revised Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

•	Prepared tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.

•	Presented the above materials to those employees of Mayne significantly impacted by the transition to IFRS.

•	Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.

•	Additional training to be provided to update those employees of Mayne impacted by the adoption of IFRS on the changes that have occurred due to new or revised standards that have been issued by the AASB.

Implementation

•	During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised.

•	Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.

•	31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

At 31 December 2004 Mayne considers the project to be progressing well with the first four phases having been completed. While the fifth and six phases have been substantially progressed Mayne has not finalised the project in relation to assessing the full impact of the adoption of IFRS and therefore has not reliably quantified all the effects on transition. Where areas of analysis within the project have been finalised group accounting policies have been determined with consideration also having been made of the transitional elections available under AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards.

The key implications, identified to date, on the continuing operations of Mayne upon conversion to IFRS are summarised below. This summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Due to new or revised standards or interpretations issued by the AASB and UIG any initial assessments made in respect of the transition to IFRS may require adjustment before inclusion in the first annual and half year financial report to be prepared in accordance with IFRS. In addition, no attempt has been made in the summary provided below to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented on transition to IFRS.

First-time adoption of Australian equivalents to IFRS

AASB 1 First-Time Adoption of Australian Equivalents to IFRS grants limited exemptions from the requirements in Australian equivalents to IFRS, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the optional exemptions available under AASB 1, Mayne has opted to elect the following:

•	Exemption from application of AASB 3 Business Combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS, being 1 July 2004;

•	The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS at cost;

•	Exemption from retrospective application of the ‘corridor’ approach in accounting for defined benefit plans of the group under AASB 119 Employee Benefits on transition.

•	The option to not retrospectively calculate the cumulative foreign currency translation differences of the group before the date of transition and thereby setting the translation differences to zero.

•	The option to not apply AASB 2 Share-based Payment retrospectively to share options granted on or before 7 November 2002

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

3. Transition to IFRS (continued)

Other financial assets

The current accounting policy of the group is to measure investments held in the equity of another entity at cost.

Under AASB 139 Financial Instruments – Recognition and Measurement these assets must be recorded at fair value. Any change in fair value is recognised directly in equity until the asset is sold when the cumulative gains or losses previously recognised in equity are then recognised in the income statement.

On transition to IFRS the impact of this change in measuring investments held in another entity will result in the group recognising an increase or decrease in other investments with a corresponding adjustment being made to equity reserves at 1 July 2004.

Financial Instruments

Mayne has both foreign currency borrowings and foreign operations. To hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets Mayne uses a combination of financial instruments.

Under IFRS, all “derivative” financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in both the balance sheet and the income statement unless certain specific “hedge accounting” criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Mayne has opted to take advantage of the election in AASB 1 whereby the requirements of AASB 132 Financial Instruments – Disclosure and Presentation and AASB 139, in relation to hedge accounting, are not required to be applied in the first comparative year under IFRS. Therefore, first time adoption of these standards will apply from 1 July 2005 in relation to Mayne’s hedge accounting transactions.

For further details on these instruments and the risk management policy governing the use of derivatives refer to Notes 23 and 24 in the Financial Report 2004.

Income tax

With the introduction of IFRS a “balance sheet” approach to accounting for taxation will be adopted, replacing the “income statement” approach currently used by Mayne. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change in accounting treatment will result in the group being required to carry higher levels of deferred tax assets and liabilities.

It is likely that under IFRS additional deferred tax assets may be recognised as a result of the change in recognition criteria of deferred tax assets. Under current Australian GAAP to recognise a deferred tax asset the ‘virtually certain’ or ‘beyond reasonable doubt’ test of realising the benefit must be met. Under IFRS the threshold for asset recognition is a ‘probable’ test.

At that date of this report, the impact of these changes in accounting policy will result in the group recognising additional deferred tax assets and liabilities. The net effect of this adjustment on the group will result in the recognition of an asset with the corresponding adjustment occurring to opening retained earnings at 1 July 2004.

Tax consolidation

At the date of this report the UIG has proposed that wholly owned subsidiaries, within a tax consolidated group, will be required to recognise their own deferred tax balances directly. The current tax liability or asset will be assumed by the head entity via an equity contribution or distribution.

If finalised this interpretation will impact retained earnings and the tax balances in the parent and subsidiary financial statements.

Post employment benefits – defined benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans, operated in the United States, Germany and Australia, to ensure that there is no actuarial shortfall (based on the most recent plan calculation of the “accumulated benefit obligation”) in the individual plans. Such contributions are expensed in accordance with actuarial assessments and the rules of the respective fund.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

3. Transition to IFRS (continued)

Post employment benefits – defined benefit superannuation plans (continued)

AASB 119 Employee Benefits requires the recognition of the net surplus or deficit of defined benefits funds in the consolidated balance sheet with actuarial gains or losses (determined in accordance with the accounting standard) to be recognised in the income statement.

On transition to IFRS Mayne has opted to elect the exemption available in AASB 1 and will recognise all cumulative actuarial gains and losses in relation to the Group’s defined benefit plans. This will result in the reclassification of the prepaid defined benefit contribution to opening retained earnings at 1 July 2004.

Subsequent adjustments to the value of the plans, made in accordance with IFRS, will be recognised in the income statement using the ‘corridor’ approach as described in the standard. The corridor approach allows partial recognition of actuarial gains and losses in the income statement.

Refer to the Financial Report 2004 note 34 for further details of the Group’s defined benefit plans.

Intangibles

Mayne has goodwill and separately identified intangible assets.

Goodwill, and intangible assets with indefinite useful lives, are not amortised under IFRS. However these assets will be tested annually for impairment, with any impairment writedown recognised in the income statement in the period in which it occurs. As a result of this change in accounting policy, from the date of transition Mayne will no longer incur an amortisation expense on goodwill however write-downs may be required due to annual impairment tests.

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Under IFRS internally generated intangible assets are prohibited from being recognised except for certain items of development expenditure which must be capitalised. The Group’s current policy on research and development activities is to recognise all costs incurred as an expense within the income statement. On transition to IFRS Mayne will recognise an intangible asset, relating to the development activities of the group, with the corresponding adjustment being an increase to retained earnings at 1 July 2004.

The general principles under AASB 1 require, on transition to IFRS, that the recognition and classification of all asset and liabilities are assessed in terms of IFRS. Mayne is finalising an assessment of the appropriateness of the goodwill balance in accordance with the recognition criteria set out in AASB 138 Intangible Assets. It is anticipated an adjustment will be identified that will result in the reclassification of certain intangible assets out of the goodwill category. In addition it has been identified that computer software assets developed for internal use meet the recognition critiera set out in AASB 138 of an intangible asset. These assets will be reclassified from other non current assets to intangible assets on transition to IFRS.

Property, Plant and Equipment

Mayne’s current policy is to measure certain classes of property, plant and equipment at valuation while others are held at cost. Those items measured at valuation include freehold land and buildings and leasehold improvements.

Using the election available under AASB 1 Mayne has opted to deem the valuation of the above items of property, plant and equipment at cost on transition to IFRS. This election will not have any financial impact on the opening balance sheet.

From the date of transition, 1 July 2004, Mayne has elected to use the ‘cost’ model across all asset classes.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. As mentioned above, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable “cash generating unit” to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset has been identified.

The impact of a more rigorous impairment test being performed at the cash generating unit level may result in additional writedowns than what would have previously been experienced under Australian GAAP. Any writedown will also impact the on going depreciation/amortisation charge, where applicable, of the impaired asset.

Equity based compensation

Under AASB 2 Share-based Payment equity settled share based payment plans are measured at the fair value of the options at grant date and are expensed over the period of employee service to which the option relates - ie the ‘vesting period’. Under the Group’s current policy Mayne does not recognise an expense in the income statement for the issue of options. Therefore this change in accounting policy will result in an increase in the employee benefit expense in any period due to recognising the fair value of the options and shares over the vesting period.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

3. Transition to IFRS (continued)

Equity based compensation (continued)

On transition to IFRS Mayne will recognise the employee benefit expense on those instruments granted after 7 November 2002 that remain unvested at 1 January 2005. As the adjustment will result in the recognition of the Share Option Reserve Account and a corresponding adjustment against retained earnings the adjustment will have a net $nil impact on equity at 1 July 2004.

Refer to note 20 and 35 in the Financial Report 2004 for the most recent information relating to the number and respective fair values of share and option issues.

Leases

The classification of a lease as an “operating” lease or a “finance” lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP.

Mayne has reviewed all of the Group’s lease contracts and has identified a number of leases, currently classified under Australian GAAP as “operating” leases, that meet the criteria of a “finance” lease under IFRS.

AASB 1 requires all asset and liabilities, whose recognition is required by IFRS, to be recognised on transition. Those leases identified as financing, but currently accounted for as operating leases under Australian GAAP, will be brought on balance sheet. This will result in the recognition of a lease asset and liability in relation to the financing arrangement with a corresponding adjustment being made to retained earnings at 1 July 2004. Going forward the impact on the income statement will not be significant as the operating lease expense will be replaced by a depreciation charge and an interest expense of similar magnitude.

Foreign Currency

Under IFRS exchange rate differences relating to the translation of foreign operations are recognised as a separate component of equity, the Foreign Currency Translation Reserve (“FCTR”). The exchange differences are then released through the income statement when the foreign operation is disposed of.

On transition to IFRS Mayne has opted to avail itself of the election in AASB 1 and will reset the balance of the FCTR, at 1 July 2004, to $nil, with the corresponding adjustment being made against retained earnings.

Disclosure

With the introduction of IFRS there are a number of changes in disclosure required within the financial report. The most significant of these include:

•	The introduction of the Statement in Changes in Equity. Those items that are directly recognised in equity will now be shown as a movement in this new statement.

•	Extraordinary items will no longer be disclosed, instead the nature and amounts of material items are required to be disclosed either on the face of the income statement or in the notes to the report.

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Dec 2004	Dec 2003
	$’000	$’000
4. Revenue

Revenue from operating activities:

Revenue from rendering of services	439,947	971,669

Revenue from sale of goods	1,543,503	1,360,453

Sales Revenue	1,983,450	2,332,122
Other revenue from operating activities:
Dividend income
- other persons	—	—

Interest income
- other persons	4,771	19,696

Total revenue from operating activities	1,988,221	2,351,818
Revenue from outside operating activities:

Proceeds on sale of non-current assets
- property, plant and equipment	2,228	203

- businesses and controlled entities	607	856,900

Other income	24,196	32,039

	2,015,252	3,240,960

5. Cost of goods sold

Cost of goods sold	(1,311,395)	(1,184,423)

6. Individually significant items included in profit / (loss) from ordinary activities before income tax expense

Cost of investment in Logistics, Consumer and Hospitals businesses divested	—	(856,396)
Profit on sale of Hospitals businesses	9,417	—
Asset impairment associated with the discontinued Latin American Pharmaceuticals businesses	(6,403)	—
Legal and other costs associated with UK litigation related to Epirubicin	(5,000)	—

Total significant expense items	(1,986)	(856,396)
Proceeds from sale of investments	—	856,900

Total significant items	(1,986)	504

7. Individually significant items included in income tax expense

Tax expense on adopting Australian tax consolidations	—	(6,491)
Tax benefit on asset impairment associated with the discontinued Latin American Pharmaceuticals businesses	548	—

	548	(6,491)

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Dec 2004	Dec 2003
	$’000	$’000
8. Income tax expense

Prima facie tax on operating profit calculated at 30% (Dec 2003 - 30%)	20,739	29,505

From which is deducted the tax effect of:
Under/(over) provision in prior year for continuing businesses	(119)	(2,423)
Capital allowances / transactions	(2,087)	(1,999)
Utilisation of prior year tax losses	(546)	—
Tax deduction on capitalised expenditure	(31)	(622)
Research and development	(1,005)	(1,354)
Impairment provision release	(900)	(111)
Employee share acquisition plan	(2,606)	—
Non-assessible income	(869)	—
Other variations	(275)	(621)

	12,301	22,375

To which is added the tax effect of:
Non-deductible depreciation/amortisation	11,346	13,385
Non-deductible expenditure	2,250	5,018
Overseas income tax rate differences	604	274
Taxable capital gains	202	—
Current half-year losses on which no tax benefit has been recognised	399	56
Share of net (profits)/losses of associated entities	(44)	3

Significant items
- Asset impairment associated with the discontinued Latin American Pharmaceuticals businesses	2,873	—
- Profit on sale of Hospitals businesses	(2,825)	—
- Write-off of deferred tax balances on adoption of Australian tax consolidation regime	—	6,491

Income tax expense attributable to operating profit/(loss)	27,106	47,602

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	December 2004	June 2004	December 2003
	$’000	$’000	$’000
9. Retained profits

Retained profits / (accumulated losses) at the beginning of the period	(271,544)	(278,665)	(278,665)
Net profit/(loss) attributable to members of Mayne Group Limited	40,185	94,274	48,715

Dividends recognised during the half-year	(41,737)	(79,351)	(46,099)
Net transfer from foreign currency translation reserve on divestment of foreign controlled entities	—	(16,269)	—
Transfers from reserves	—	8,467	—

Retained profits / (accumulated losses) at the end of the period	(273,096)	(271,544)	(276,049)

10. Dividends

Final ordinary
Paid 30 September 2004 6.5c
(-% franked Class C, 30%)	(41,737)		—

Interim ordinary
Paid 31 March 2004 4.5c
(-% franked Class C, 30%)	—	(33,252)

Special Interim ordinary
Paid 30 September 2003 6.0c
(-% franked Class C, 30%)	—	(46,099)	(46,099)

	(41,737)	(79,351)	(46,099)

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for the dividend paid during this financial half-year. The last date for the receipt of any election notice for participation in the plan is 4 March 2005 (record date).

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	December 2004	December 2003
11. Earnings per Share

Basic earnings per share:
After significant items	6.3c	6.4c
Before significant items disclosed in Notes 6 & 7	6.5c	7.2c

Fully diluted earnings per share:
After significant items	6.3c	6.4c
Before significant items disclosed in Notes 6 & 7	6.5c	7.2c

Cash earnings per share:
After significant items	14.1c	11.4c
Before significant items disclosed in Notes 6 & 7	14.3c	12.2c

	$’000	$’000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:
Net profit (loss)	40,185	48,715

Significant items before tax (Note 6)	(1,986)	504
Tax (expense)/benefit on significant items (Note 7)	548	(6,491)

Net profit (loss) before significant items	41,623	54,702
Amortisation of goodwill and other intangibles	50,229	38,622

Cash earnings before significant items	91,852	93,324

	Number of shares
Reconciliation of weighted average number of shares used in the calculation of earnings per share:

Weighted average number of ordinary shares used	641,168,347	763,605,345

Add: Effect of of potential conversion to ordinary shares under the executive options scheme	51,798	—

Weighted average number of shares used in calculation of diluted earnings per share	641,220,145	763,605,345

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Dec 2004	June 2004	Dec 2003
	$’000	$’000	$’000
12. Contributed equity

Issued and paid up capital:
644,190,986 Ordinary shares fully paid (640,240,442 fully paid - June 2004, 746,447,682 fully paid - Dec 2003)	2,828,321	2,816,239	3,199,011

Total Issued and Paid Up Capital	2,828,321	2,816,239	3,199,011

Movements in share capital:

Opening balance	2,826,403	3,292,514	3,292,514

Add:
Ordinary shares issued during the year :
- Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	1,525	471	471
- Pursuant to the Dividend Reinvestment Plan	7,692	24,727	12,406
Less:
Ordinary shares bought back	(1,227)	(489,954)	(101,763)
Costs of share buy-back	(1)	(1,355)	(46)

	2,834,392	2,826,403	3,203,582
Less:
Shares held by Group entities under Executive and Staff share schemes	(6,071)	(10,164)	(4,571)

	2,828,321	2,816,239	3,199,011

Stock Exchange Listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share Issues in the half year ended 31 December 2004

The following ordinary shares were issued during the half-year:

Executive Share Option Scheme:

225,000 ordinary shares, fully paid at $3.37 per share

100,000 ordinary shares, fully paid at $3.71 per share

100,000 ordinary shares, fully paid at $3.97 per share

Dividend Reinvestment Scheme:

1,889,893 ordinary shares, fully paid at $4.07 per share

Employee share acquisition plan:

1,989,552 ordinary shares, fully paid at $0.00 per share

Share Issues in the half year ended 31 December 2003

The following ordinary shares were issued during the half-year:

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme:

3,828,981 ordinary shares, fully paid at $3.24 per share

Share buy-back

During the half-year the parent entity bought back 353,901 shares at a cost of $1.227 million, being an average cost of $ 3.47 per share.

Paid up share capital was reduced by $ 1.228 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $ 0.001 million.

Mayne Group Executives’ Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial half-year was 1,993,000 (June 2004 - 2,599,000).

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Dec 2004	June 2004	Dec 2003
	$’000	$’000	$’000
13. Total equity reconciliation

Total equity at the beginning of the period	2,520,672	2,987,792	2,987,792
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	35,579	89,757	43,892
Transactions with members of Mayne Group Limited as owners:
Equity contributed	9,217	25,198	12,877
Equity bought back	(1,228)	(491,309)	(101,809)
Dividends	(41,737)	(79,351)	(46,099)
Movement in shares held by Group entities under Executive and Staff share schemes	4,093	(10,164)	(4,571)
Total changes in outside equity interest	32	(1,251)	2,627

Total equity at the end of the period	2,526,628	2,520,672	2,894,709

	$	$	$
14. Net tangible asset backing per ordinary security

Net tangible asset backing per ordinary security	0.72	0.60	1.25

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Sales revenue December 2004			Sales revenue December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	326,330	4,117	330,447	235,963	9,186	245,149
Consumer Brands	84,196	1,909	86,105	67,903	1,681	69,584

Total Pharmaceuticals	410,526	6,026	416,552	303,866	10,867	314,733

Pathology Services	279,358	—	279,358	255,604	—	255,604
Diagnostic Imaging Services	143,769	—	143,769	139,664	—	139,664

Total Diagnostic Services	423,127	—	423,127	395,268	—	395,268

Pharmacy	1,143,213	—	1,143,213	1,063,686	—	1,063,686

Hospitals	—	—	—	—	557,428	557,428

Unallocated	558	—	558	1,007	—	1,007

Consolidated	1,977,424	6,026	1,983,450	1,763,827	568,295	2,332,122

Geographical Segments

Australia	1,729,533	—	1,729,533	1,601,583	534,159	2,135,742
Other Pacific Regions	9,130	1,909	11,039	13,496	27,276	40,772

Australia & Pacific Regions	1,738,663	1,909	1,740,572	1,615,079	561,435	2,176,514
Americas	87,068	4,117	91,185	49,836	6,860	56,696
Europe, Middle East & Africa	151,693	—	151,693	98,912	—	98,912

Consolidated	1,977,424	6,026	1,983,450	1,763,827	568,295	2,332,122

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Depreciation December 2004			Depreciation December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	9,707	88	9,795	7,482	387	7,869
Consumer Brands	1,516	9	1,525	1,518	16	1,534

Total Pharmaceuticals	11,223	97	11,320	9,000	403	9,403

Pathology Services	7,599	—	7,599	6,372	—	6,372
Diagnostic Imaging Services	10,761	—	10,761	8,261	—	8,261

Total Diagnostic Services	18,360	—	18,360	14,633	—	14,633

Pharmacy	2,131	—	2,131	2,094	—	2,094

Hospitals	—	—	—	—	18,487	18,487

Consolidated	31,714	97	31,811	25,727	18,890	44,617

Geographical Segments

Australia	27,675	—	27,675	24,012	17,816	41,828
Other Pacific Regions	40	9	49	53	997	1,050

Australia & Pacific Regions	27,715	9	27,724	24,065	18,813	42,878
Americas	1,808	88	1,896	1,043	77	1,120
Europe, Middle East & Africa	2,191	—	2,191	619	—	619

Consolidated	31,714	97	31,811	25,727	18,890	44,617

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Earnings before interest, tax, amortisation and significant items December 2004			Earnings before interest, tax, amortisation and significant items December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	61,383	(2,938)	58,445	42,628	1,241	43,869
Consumer Brands	10,609	62	10,671	4,898	2	4,900

Total Pharmaceuticals	71,992	(2,876)	69,116	47,526	1,243	48,769

Pathology Services	36,581	—	36,581	29,219	(225)	28,994
Diagnostic Imaging Services	13,545	—	13,545	16,399	—	16,399

Total Diagnostic Services	50,126	—	50,126	45,618	(225)	45,393

Pharmacy	19,714	—	19,714	19,550	—	19,550

Hospitals	—	—	—	—	39,596	39,596

Unallocated	(7,644)	(158)	(7,802)	(6,076)	(30)	(6,106)

Consolidated	134,188	(3,034)	131,154	106,618	40,584	147,202

Geographical Segments

Australia	89,708	—	89,708	82,100	33,759	115,859
Other Pacific Regions	657	51	708	772	6,540	7,312

Australia & Pacific Regions	90,365	51	90,416	82,872	40,299	123,171
Americas	14,201	(2,932)	11,269	3,222	310	3,532
Europe, Middle East & Africa	29,622	(153)	29,469	20,524	(25)	20,499

Consolidated	134,188	(3,034)	131,154	106,618	40,584	147,202

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Amortisation December 2004			Amortisation December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	29,924	—	29,924	18,195	—	18,195
Consumer Brands	2,682	—	2,682	2,679	—	2,679

Total Pharmaceuticals	32,606	—	32,606	20,874	—	20,874

Pathology Services	8,836	—	8,836	8,582	—	8,582
Diagnostic Imaging Services	5,322	—	5,322	3,627	—	3,627

Total Diagnostic Services	14,158	—	14,158	12,209	—	12,209

Pharmacy	3,465	—	3,465	3,839	—	3,839

Hospitals	—	—	—	—	1,700	1,700

Consolidated	50,229	—	50,229	36,922	1,700	38,622

Geographical Segments

Australia	25,518	—	25,518	26,061	—	26,061
Other Pacific Regions	467	—	467	552	1,700	2,252

Australia & Pacific Regions	25,985	—	25,985	26,613	1,700	28,313
Americas	11,986	—	11,986	2,360	—	2,360
Europe, Middle East & Africa	12,258	—	12,258	7,949	—	7,949

Consolidated	50,229	—	50,229	36,922	1,700	38,622

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Significant items before tax December 2004			Significant items before tax December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	(5,000)	(6,403)	(11,403)	—	—	—
Consumer Brands	—	—	—	—	—	—

Total Pharmaceuticals	(5,000)	(6,403)	(11,403)	—	—	—

Pathology Services	—	—	—	—	—	—
Diagnostic Imaging Services	—	—	—	—	—	—
Medical Centres	—	—	—	—	—	—

Total Diagnostic Services	—	—	—	—	—	—

Pharmacy	—	—	—	—	—	—

Hospitals	—	9,417	9,417	—	504	504

Unallocated	—	—	—	—	—	—

Consolidated	(5,000)	3,014	(1,986)	—	504	504

Geographical Segments

Australia	—	9,417	9,417	—	504	504
Other Pacific Regions	—	—	—	—	—	—

Australia & Pacific Regions	—	9,417	9,417	—	504	504

Americas	—	(6,403)	(6,403)	—	—	—
Europe, Middle East & Africa	(5,000)	—	(5,000)	—	—	—

Consolidated	(5,000)	3,014	(1,986)	—	504	504

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Profit before tax December 2004			Profit before tax December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	26,459	(9,341)	17,118	24,433	1,241	25,674
Consumer Brands	7,927	62	7,989	2,219	2	2,221

Total Pharmaceuticals	34,386	(9,279)	25,107	26,652	1,243	27,895

Pathology Services	27,745	—	27,745	20,637	(225)	20,412
Diagnostic Imaging Services	8,223	—	8,223	12,772	—	12,772

Total Diagnostic Services	35,968	—	35,968	33,409	(225)	33,184

Pharmacy	16,249	—	16,249	15,711	—	15,711

Hospitals	—	9,417	9,417	—	38,400	38,400

Unallocated	(7,644)	(158)	(7,802)	(6,076)	(30)	(6,106)

Earnings before interest & tax	78,959	(20)	78,939	69,696	39,388	109,084
Net interest expense	(9,833)	23	(9,810)	(6,012)	(4,722)	(10,734)

Consolidated	69,126	3	69,129	63,684	34,666	98,350

Geographical Segments

Australia	64,190	9,417	73,607	56,039	34,263	90,302
Other Pacific Regions	190	51	241	220	4,840	5,060

Australia & Pacific Regions	64,380	9,468	73,848	56,259	39,103	95,362
Americas	2,215	(9,335)	(7,120)	862	310	1,172
Europe, Middle East & Africa	12,364	(153)	12,211	12,575	(25)	12,550

Earnings before interest & tax	78,959	(20)	78,939	69,696	39,388	109,084
Net interest expense	(9,833)	23	(9,810)	(6,012)	(4,722)	(10,734)

Consolidated	69,126	3	69,129	63,684	34,666	98,350

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Capital Expenditure December 2004			Capital Expenditure December 2003
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	42,672	127	42,799	18,169	250	18,419
Consumer Brands	522	19	541	451	8	459

Total Pharmaceuticals	43,194	146	43,340	18,620	258	18,878

Pathology Services	6,823	—	6,823	7,948	—	7,948
Diagnostic Imaging Services	8,688	—	8,688	13,015	—	13,015

Total Diagnostic Services	15,511	—	15,511	20,963	—	20,963

Pharmacy	2,620	—	2,620	3,307	—	3,307

Hospitals	—	—	—	—	29,556	29,556

Unallocated	680	—	680	2,086	—	2,086

Consolidated	62,005	146	62,151	44,976	29,814	74,790

Geographical Segments

Australia	48,314	—	48,314	41,070	25,293	66,363
Other Pacific Regions	39	19	58	60	4,271	4,331

Australia & Pacific Regions	48,353	19	48,372	41,130	29,564	70,694
Americas	12,314	127	12,441	2,867	250	3,117
Europe, Middle East & Africa	1,338	—	1,338	979	—	979

Consolidated	62,005	146	62,151	44,976	29,814	74,790

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Assets December 2004			Assets June 2004
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	1,686,242	15,321	1,701,563	1,634,215	36,273	1,670,488
Consumer Brands	253,033	1,923	254,956	292,983	2,183	295,166

Total Pharmaceuticals	1,939,275	17,244	1,956,519	1,927,198	38,456	1,965,654

Pathology Services	621,287	—	621,287	626,965	—	626,965
Diagnostic Imaging Services	370,038	—	370,038	371,976	—	371,976

Total Diagnostic Services	991,325	—	991,325	998,941	—	998,941

Pharmacy	702,378	—	702,378	704,499	—	704,499

Hospitals	—	—	—	—	35,452	35,452

Divestment of Logistics Services	—	—	—	—	38,777	38,777

Unallocated	408,467	10,154	418,621	369,390	9,673	379,063

Consolidated	4,041,445	27,398	4,068,843	4,000,028	122,358	4,122,386

Geographical Segments

Australia	3,293,788	—	3,293,788	3,253,535	87,469	3,341,004
Other Pacific Regions	19,566	2,453	22,019	23,610	2,698	26,308

Australia & Pacific Regions	3,313,354	2,453	3,315,807	3,277,145	90,167	3,367,312
Americas	415,986	17,475	433,461	467,916	25,551	493,467
Europe, Middle East & Africa	312,105	7,470	319,575	254,967	6,640	261,607

Consolidated	4,041,445	27,398	4,068,843	4,000,028	122,358	4,122,386

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

	Liabilities December 2004			Liabilities June 2004
	Continuing	Discontinuing	Total	Continuing	Discontinuing	Total
	$’000	$’000	$’000	$’000	$’000	$’000
15. Segmental Reporting

Business Segments

Pharmaceuticals	119,017	2,057	121,074	129,674	6,301	135,975
Consumer Brands	31,055	355	31,410	30,210	469	30,679

Total Pharmaceuticals	150,072	2,412	152,484	159,884	6,770	166,654

Pathology Services	91,164	—	91,164	87,006	—	87,006
Diagnostic Imaging Services	40,769	—	40,769	41,589	—	41,589

Total Diagnostic Services	131,933	—	131,933	128,595	—	128,595

Pharmacy	365,842	—	365,842	349,015	—	349,015

Hospitals	—	552	552	—	64,431	64,431

Divestment of Logistics Services	—	—	—	—	2,023	2,023

Unallocated	846,199	45,205	891,404	875,698	15,298	890,996

Consolidated	1,494,046	48,169	1,542,215	1,513,192	88,522	1,601,714

Geographical Segments

Australia	1,394,165	41,283	1,435,448	1,425,525	82,979	1,508,504
Other Pacific Regions	2,265	354	2,619	264	476	740

Australia & Pacific Regions	1,396,430	41,637	1,438,067	1,425,789	83,455	1,509,244
Americas	27,215	2,524	29,739	26,844	1,036	27,880
Europe, Middle East & Africa	70,401	4,008	74,409	60,559	4,031	64,590

Consolidated	1,494,046	48,169	1,542,215	1,513,192	88,522	1,601,714

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

16. Acquisition and disposal of controlled entities

Half-year ended 31 December 2004

No controlled entities were acquired during the half-year, however pharmaceuticals businesses were acquired for a total consideration of $32.775 million

The following controlled entities were disposed of during the half-year

	Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities
				To date of disposal	For whole of corresponding period
		$ ‘000		$ ‘000	$ ‘000
Healthlinks.net Pty Ltd	10/29/2004	607	100%	278	110

Half-year ended 31 December 2003

The following controlled entities were acquired during the previous comparable half-year

	Date of acquisition	Consideration	Proportion of shares acquired
		$ ‘000
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	68%

The following controlled entities were disposed of during the previous comparable half-year

		Date of disposal	Consideration	Proportion of shares disposed	Contribution to profit from ordinary activities
					To date of disposal	For whole of corresponding period
			$ ‘000		$ ‘000	$ ‘000
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	100%	26,288	(67,502)
HCoA Hospital Holdings(Australia) Pty Ltd Group	}
Hospitals of Australia Limited Group	}
Relkban Pty Ltd	}
Relkmet Pty Ltd	}
Votraint No 664 Pty Ltd	}
Votraint No 665 Pty Ltd	}
PT Healthcare of Surabaya	}
PT Putramas Muliasantosa	}
PT Mitrajaya Medikatama	}
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited	} }

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

17. Equity accounting

Associated Entities at 31 December 2003 were:

Associated Entity	Principal Activity	% Interest in Equity Capital		Equity Accounted Half-year Ended	Investment Carrying amount		Dividends Received		Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests
		Dec 2004	June 2004		Equity Value Dec 2004	Equity Value June 2004	Dec 2004	Dec 2003	Dec 2004	Dec 2003
					$’000	$’000	$’000	$’000	$’000	$’000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	31 December	287	286	—	—	1	52

Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	31 December	146	140	—	—	6	8

Indo China Healthcare Limited	Health Services - Asia	45.00%	45.00%	31 December	1,114	962	—	103	153	(69)

					1,547	1,388	—	103	160	(9)

Financial Information relating to Associates:

The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

	Dec 2004	Dec 2003
	$’000	$’000
Statement of Financial Performance:

Share of profits / (losses) from ordinary activities before tax of associates	227	161
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(67)	(67)

Share of net profit/(loss) as disclosed by associates	160	94
Equity accounting adjustments:
- goodwill amortisation	—	—

Equity accounted share of net profit/(loss) of associates	160	94
Dividends received from associates	—	(103)

Share of associates net profit equity accounted	160	(9)

Statement of Financial Position:
	Dec 2004	June 2004
	$’000	$’000
Reserves:
Equity share of reserves of associated entities at the beginning of the period	—	—
Equity share of reserves in the current period	(1)	—
Equity share divested	—	—

Equity accounted share of reserves of associates at the end of the period	(1)	—

Retained Profits:
Equity share of retained profits of associated entities at the beginning of the period	784	(270)
Equity share of retained profits in the current period	160	36
Investment in associate transferred to investment in controlled entities	—	1,018

Equity accounted share of retained profits of associates at the end of the period	944	784

Movements in carrying amount of investments:
Carrying amount of investments in associates at the beginning of the period	1,388	8,506
Changes in equity invested in associates during the period	—	—
Equity share divested during the period	—	—
Share of movement in associates reserves	(1)	—
Share of associates net profit equity accounted	160	36
Investment in associate transferred to investment in controlled entities	—	(7,154)

Carrying amount of investments in associates at the end of the period	1,547	1,388

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

18. Discontinuing Operations

During the half-year the consolidated entity announced the divestment and/or closure of its pharmaceutical businesses in Brazil and Mexico. These transactions are shown as discontinuing within the Pharmaceuticals segment in Note 15.

Balances relating to the discontinued hospitals and consumer businesses announced in the prior period are also included in discontinuing operations in Note 15.

Financial Information for the discontinuing businesses is as follows:

	Dec 2004	Dec 2003
	$’000	$’000
Financial performance information:

Revenue from ordinary activities	6,026	568,295

Expenses from ordinary activities	(9,060)	(529,411)

Net interest income / (expense)	23	(4,722)

Loss on sale or closure of pharmaceuticals Latin American businesses	(6,403)	—

Profit on sale of Hospitals businesses	9,417	504

Profit from ordinary activities before tax	3	34,666

Tax (expense)/benefit	(755)	(10,880)

Net profit / (loss) after tax	(752)	23,786

Outside equity interest	33	(4)

Net profit / (loss) after tax and outside equity interest	(785)	23,790

	Dec 2004	June 2004
	$’000	$’000
Financial position information:

Segment assets	27,398	122,358
Segment liabilities	48,169	88,522

Net assets	(20,771)	33,836

	Dec 2004	Dec 2003
	$’000	$’000
Cash flow information:

Net cash provided by / (used in ) operating activities	(2,789)	86,436
Net cash provided by / (used in ) investing activities	25	(88,230)
Net cash provided by / (used in ) financing activities	26	(1,487)

Net increase / (decrease) in cash held	(2,738)	(3,281)

MAYNE GROUP LIMITED

Notes to the Financial Statements for the financial half-year ended 31 December 2004

19. Contingent liabilities

	Dec 2004	June 2004
	$’000	$’000
Claims for which no reserves are considered appropriate	8,600	4,159
Contingencies relating to sale of businesses	258	397
Performance bonds and guarantees	74,611	78,421
F H Faulding Pharmacy Guarantee Scheme (1)	58,621	65,700

	142,090	148,677

(1)	F H Faulding & Co Limited, a controlled entity of Mayne Group Limited, provides guarantees of pharmacists’ borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to F H Faulding & Co Limited under the guarantee. The contingent liability represents the recourse limit based on loan utilisation at 31 December 2004.

Due to the nature of its generic pharmaceuticals business, Mayne is engaged in litigation during the normal course of business for alleged infringement of patents. The information usually required by AASB 1044 Provisions, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation. The directors are of the opinion that the claims outstanding at 31 December 2004 can be successfully defended.

20. Subsequent events

Dividends

Since the end of the financial half year the directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source	Record date for determining entitlements to the dividend	Dividend payment date
Interim ordinary	4.5¢	0.0¢	0.0¢	4 March 2005	31 March 2005

The financial effect of these dividends has not been brought to account in the financial statements for the half-year ended 31 December 2004 and will be recognised in subsequent financial reports.

Securitisation

In February 2005, the Group entered into a $350 million non-recourse securitisation program relating to trade receivables in its Pharmacy business. The program will enable Mayne to reduce working capital in the Pharmacy business. On 16 February 2005, $96.6 million of receivables were securitised under the program.

Supply and distribution agreement

On 2 February 2005, the Group announced that its Mayne Pharma business unit had entered into an agreement with Strides Arcolab Limited, a leading Indian developer and manufacturer of pharmaceuticals, to develop and manufacture a range of anti-infective products that Mayne will market and distribute in the US and European markets.

USFDA warning Letter

On 10 February 2005, the Group announced that its Mayne Pharma business unit had received a warning letter from the United States Food and Drug Administration (USFDA) relating to its pharmacovigilance process and procedures. In this letter the USFDA has advised that it considers Mayne Pharma’s response to be adequate.

The warning letter does not relate to the quality of Mayne Pharma’s products, the processes used for manufacturing its products, or the Group’s ability to continue to supply the market. Accordingly, Mayne does not believe that there will be a material impact to its fiscal 2005 financial results.

Partnership with Pliva d.d.

On 22 February 2005, the Group announced that it had entered into a significant partnership with Pliva d.d. (Pliva) under which it will obtain exclusive marketing rights for Western Europe, Asia Pacific and the Middle East to two biogenerics products developed by Pliva.

Mayne Pharma Latin American operations

On 23 February 2005, the Group announced that it was pursuing exit opportunities for its Mayne Pharma Latin American operations. Consequently these operations have been treated as discontinuing operations in this financial report.

Epirubicin

On 18 February 2005, the English Court of Appeal ruled that the Mayne Pharma’s formulation of Epirubicin infringes a patent of the innovator, Pharmacia Italia S.P.A. (a subsidiary of Pfizer Inc). As a result, the Group has recorded an expense in these half-year accounts of $5 million, disclosed as a significant item in Note 6, representing the top-end of the estimated legal and other costs associated with the UK litigation.

Directors’ declaration

In the opinion of the directors of Mayne Group Limited (“the Company”):

(a)	the financial report in the form of the rule 4.2A version of Appendix 4D of the Australian Stock Exchange Listing Rules, set out on pages 1 to 32, is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Consolidated Entity as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows for the half year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors on 23 February 2005.

P J Willcox

Chairman

S B James

Group Managing Director and Chief Executive Officer

Independent Review Report

To the members of Mayne Group Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements (1 to 20) and the directors’ declaration for the Mayne Group Limited Consolidated Entity (the “Consolidated Entity”) for the half-year ended 31 December 2004. The Consolidated Entity comprises Mayne Group Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and

- analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mayne Group Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

KPMG

Paul J McDonald

Partner

Melbourne

23 February 2005

MAYNE GROUP LIMITED

DIRECTORS’ REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

This report by the Directors of Mayne Group Limited (the “Company”) is made pursuant to Chapter 2M of the Corporations Act 2001 for the half-year ended 31 December 2004 (the “half-year”) and is accompanied by the consolidated financial statements for the half-year of the consolidated entity comprising the Company and the entities it controlled from time to time during the period (“consolidated entity”).

1 Directors

The name of each person who has been a Director of the Company during or since the end of the half-year is:

Peter John Willcox	Appointed on 1 October 2002
Peter Charles Barnett	Appointed on 28 February 1996 resigned on 22 February 2005
Ian David Blackburne	Appointed on 1 September 2004
Sarah Carolyn Hailes Kay	Appointed on 28 September 2001
Stuart Bruce James	Appointed on 29 January 2002
David William Knott	Appointed on 10 November 2004
Peter Edward Mason AM	Appointed on 8 September 1992 resigned on 22 February 2005
Rowan McRae Russell	Appointed on 28 August 2001
John Martin Sime	Appointed on 10 November 2004
Judith Sloan	Appointed on 12 December 1995 resigned on 9 November 2004

2 Review and Results of Operations

A review of the operations of the economic entity during the half-year and the results of those operations are set out in the accompanying commentary on the results.

3 Rounding

The company is of a kind referred to in the Australian Securities and Investment Commission Class Order 98 / 100 dated 10 July 1998. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with the class order.

4 Lead Auditors Independence Declaration under Section 307C of the Corporations Act 2001.

The lead auditor’s independence declaration is set out on page 36 and forms part of the Directors’ Report for the half-year ended 31 December 2004.

This Directors report is made on 23 February 2005 in accordance with a resolution of the Directors.

Lead Auditor’s Independence Declaration

To the directors of Mayne Group Limited

I declare that to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Paul J McDonald

Partner

Melbourne

23 February 2005

MAYNE GROUP LIMITED

ASX Appendix 4D for the financial half-year ended 31 December 2004

Status of the audit of the Financial Statements:

The Financial Statements have been subject to review by the independent auditors. A copy of the review report is enclosed.

23 February 2005

K Kee
Company Secretary

ASX and Media Release

23 February 2005

Mayne reports 26% increase in half year earnings

Mayne Group Limited (ASX:MAY) today announced a 26% increase in EBITA (before significant items) to $134.2 million for the six months ended 31 December 2004. This is the sixth consecutive half of earnings growth across the core businesses of Pharmaceuticals, Diagnostic Services and Pharmacy.

1H05 highlights

•	Continuing business EBITA (before significant items) up 26% to $134.2 million

•	Continuing business EBIT (before significant items) up 21% to $84.0 million

•	Continuing business NPAT up 65% to $41.0 million

•	Reported NPAT down 17% to $40.2 million

•	Minimal impact from significant items

•	Mayne Pharma continuing business EBITA increased 32% to $56.4 million

•	Consumer Products continuing business EBITA up 117% to $10.6 million

•	Pathology Services continuing business EBITA up 25% to $36.6 million

•	Net operating cash flow of $126 million

•	Cash EPS (reported EPS before intangibles amortisation and significant items) up 17% to 14.3 cents per share

•	Interim dividend 4.5 cents

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said “These are strong results for the Group and confirm our strategy of focusing and committing ourselves to our chosen healthcare segments of Pharmaceuticals, Diagnostic Services and Pharmacy.

“We have delivered on our promise of driving performance improvements across the domestic businesses and we have made significant strides to improve the long term competitiveness of our international pharmaceutical business,” Mr James said.

“EBITA for Mayne Group’s continuing businesses increased 26% and cash earnings per share grew 17% to 14.3 cents per share,” he said.

“We continue to have a strong balance sheet and generated $126 million in operating cash flow across the Group – a good result when you take into account the increase in working capital that’s required to grow Mayne Pharma at such a rapid rate.

“The robust Group result was underpinned by acquisitions delivering to plan, organic growth in the domestic businesses as well as productivity improvements.

“In pharmaceuticals, we implemented several strategic initiatives in India and Eastern Europe that will make our supply chain more cost effective and allow us to broaden the therapeutic classes of drugs that we sell with anti-infectives and biogenerics.”

Divisional operating results

For the six months ended 31 December 2004, Mayne Pharma, the international specialty pharmaceuticals business unit increased continuing business revenues 38% on the prior corresponding period to $326 million and delivered continuing business EBITA margins (excluding significant items) of 18.8%. The growth reflected the contribution from recent acquisitions that were completed in fiscal 2004 and the launch of new products such as Carboplatin and Fluconazole in the United States and Paclitaxel in Europe.

1

Mr James said “The global Paclitaxel, US injectable multivitamins and European manufacturing acquisitions have been important for building our international presence, mitigating risks inherent in our generic injectable business and building a robust platform for continuing Mayne Pharma’s growth.”

“In addition to delivering revenue and earnings consistent with our plans in 1H05, Mayne Pharma also entered into several significant agreements with Indian pharmaceutical companies that will enable Mayne to benefit from the lower R&D, manufacturing and raw material costs in Asia.

“Our goal is to marry our broad geographic reach in generic, injectable pharmaceuticals with a globally competitive supply chain.

“We also recently announced a significant partnership with PLIVA that will enable us to jointly participate in the important biogenerics market as it evolves in Europe over the next three to five years.

“These corporate development activities are critical to Mayne Pharma’s medium to long term success and positions the business to meet our long term revenue growth targets in this business of 15-20% per annum.”

Consistent with Mayne Pharma’s objective to enhance the cost-effectiveness and flexibility of its supply chain, the company is also investing in its manufacturing facilities in Mulgrave (Victoria) and Aguadilla (Puerto Rico).

Following a detailed internal review, Mayne Pharma has also decided to extend this work by making additional investments in its quality and compliance systems at Mulgrave and Aguadilla to stay ahead of ongoing regulatory changes and to increase efficiency. As a result of these improvements, Mayne Pharma delayed the reopening of Mulgrave following the annual shutdown in late December and early January this year, and has delayed the start-up of Aguadilla by two months to August 2005.

“The business case for the total investment at Mulgrave and Aguadilla remains strongly NPV positive and the improvements will give Mayne first class manufacturing and quality systems at each site,” Mr James said.

“At this stage, we expect the additional investments in our manufacturing and quality systems at Mulgrave to be substantially offset in the second half by associated productivity gains but the exact impact will not be known until later in the year,” he said.

Mayne Consumer Products continued its strong performance from the second half of fiscal 2004 with revenue improving 8% over 2H04 and EBITA earnings of $10.6 million in the last six months. The business has retained its market leading position in both the grocery and pharmacy markets and is achieving productivity gains at its manufacturing facility in Queensland.

Speaking about the Consumer Products result, Mr James said, “The robust performance of our nutraceuticals business reflects the strength in our Nature’s Own™, Cenovis® and Bio Organics® brands, our leadership in the industry, and the loyalty of our customers to our high-quality products.”

Productivity improvements and sound cost management enabled Mayne’s pathology and medical centres division to increase EBITA 25% over the prior corresponding period to $36.6 million.

2

Mayne’s pathology operations in each state reported operating margin improvements over the same period last year and the business delivered overall revenue growth of 9.3%.

Mr James commented, “We continue to be pleased with the earnings improvements we have been generating in both our pathology and medical centres operations over the last two halves and are hopeful of further margin enhancement.”

Diagnostic Imaging reported a disappointing result with EBITA down 17% over the prior corresponding period. Fee increases implemented by the Federal Government were partially offset by a decrease in examinations and the impact of the Government’s MRI fee cut.

“We are working hard to improve the productivity of our imaging business through site by site benchmarking, site based accountability for capital investment and rostering decisions, as well as performing pricing and productivity reviews. While we are seeing some early signs of performance improvement where we have made these changes, it will take some time before we achieve our targets for this business.”

Mayne Pharmacy reported revenue growth of 7.5% over 1H04 to $1.14 billion as the business continues to focus its operations on delivering in-full, on-time at competitive prices. EBITA earnings increased to $19.7 million.

“Our Pharmacy business performed solidly as it restructures to focus on its core distribution business and enhance its Terry White Chemists® and Chemmart® brands,” Mr James said.

“We have also entered into a debtor securitisation agreement which will reduce the capital invested in Pharmacy by up to $250 million and increase Pharmacy’s return on invested capital above Mayne’s cost of capital in the next six to 12 months.

“So overall from a Group perspective, the drive to improve each of our businesses saw gains achieved across the board.”

Outlook

In regards to outlook, Mr James said, “We expect full year EBIT for our continuing businesses to be around 10% higher than fiscal 2004 after allowing for our current estimate of the impact from the Mulgrave and Aguadilla shut-downs and excluding the potential impact of various litigation matters that may influence the timing of when we can launch some of our products.

“We continue to see strong potential in each of our businesses, so our number one focus is to unlock this value by continuing to make operational improvements each half.”

In conclusion Mr James said, “Each of our businesses is moving in the right direction and taking steps to solidify their leading market positions.”

ooo000ooo

Media and investor enquiries:

Larry Hamson, General Manager Corporate Relations

Ph: 03 9868 0380

Mob: 0407 335 907

3

Mayne Group Financial Results – Half year ended 31 December 2004

Continuing businesses

$m	1H04	1H05%
Sales continuing businesses	1,763.8	1,977.4	+12%
EBITA continuing businesses[1]	106.6	134.2	+26%
EBIT continuing businesses[1]	69.7	84.0	+21%
NPAT continuing businesses	24.9	41.0	+65%

Note: Continuing businesses exclude businesses divested or rationalised during the year. Discontinued businesses primarily represent the Hospitals business (divested November 2003) and Mayne Latin American pharmaceutical business (identified for divestment at 31 December 2004).

Continuing businesses EBITA split

$m	1H04	1H05%
Pharmaceuticals[1]	42.6	61.4	+44%
Consumer Products	4.9	10.6	+117%
Pathology Services	29.2	36.6	+25%
Diagnostic Imaging	16.4	13.5	-17%
Pharmacy	19.5	19.7	+1%

Continuing businesses	112.7	141.8	26%
Unallocated	(6.1)	(7.6)	26%

Underlying EBITA	106.6	134.2	26%

Note:	Pathology Services includes Pathology and Medical Centres Minor inconsistencies in calculated amounts in the table are due to rounding.

Reported results

$m	1H04	1H05
Sales revenue	2,332.1	1,983.4
Reported EBIT[1]	108.6	80.9
Reported NPAT	48.7	40.2
Reported NPAT (before significant items)	54.7	41.6
Cash EPS[2] (cents)	12.2	14.3
Reported EPS (cents)	6.4	6.3
Net operating cash flows	138.2	126.0
Significant items after tax[3]	(6.0)	(1.4)

Notes

[1]	Before significant items
[2]	Reported EPS before intangibles amortisation expense and significant items
[3]	Significant items in 1H04 are mainly related to the writedown of deferred tax assets resulting from Mayne adopting the Australian tax consolidation regime. Significant items in 1H05 primarily relate to a loss on the discontinuation of Mayne’s Latin American pharmaceutical business and legal costs associated with the unsuccessful UK Epirubicin case offset by gains associated with the sale of Mayne Hospital business.

4

Supplementary Information Pack

for the 6 Months to

31 December 2004

Company contact details

Contact Mayne Investor Relations:

Larry Hamson	Caroline Ingham
General Manager Corporate Relations	Investor Relations Manager
Ph: +61 3 9868 0380	Ph: +61 3 9868 0894
Fax: +61 3 9868 0751	Fax: +61 3 9868 0751
larry.hamson@maynegroup.com	caroline.ingham@maynegroup.com

Note : All dollar amounts, unless otherwise expressed, are in Australian Dollars

Supplementary Information Pack – December 2004

CONTENTS:

3	Supplementary Information Pack – December 2004

I. GROUP INFORMATION

I. GROUP INFORMATION	4	Supplementary Information Pack – December 2004

Continuing business profit statement

($m)	1H04	2H04	1H05
Sales	1,763.8	1,738.2	1,977.4
EBITA before significant items	106.6	128.8	134.2
Amortisation	(36.9)	(41.8)	(50.2)

EBIT before significant items	69.7	86.9	84.0
Net Interest expense	(6.0)	(4.0)	(9.8)

Profit before tax before significant items	63.7	82.9	74.1
Taxes	(30.2)	(31.6)	(26.4)
Minority interests	(2.0)	(1.6)	(1.8)

NPAT before significant items	31.4	49.7	46.0
Significant items (after tax)	(6.5)	(6.7)	(5.0)

NPAT (continuing)	24.9	43.0	41.0

Normalised NPAT
NPAT (continuing)	24.9	43.0	41.0
Significant items (after tax)	6.5	6.7	5.0
Intangibles amortisation	36.9	41.8	50.2

Normalised NPAT	68.3	91.5	96.2

•	Mayne’s continuing business EBITA (excluding significant items) increased 25.9% to $134.2 million over the prior corresponding period.

•	The increase in continuing business earnings over the prior corresponding period was driven by increased earnings in the Pharmaceuticals, Consumer Products, Pathology, Medical Centres and Pharmacy businesses, marginally offset by a decrease in earnings in Diagnostic Imaging.

•	Continuing business EBIT increased 20.5% over the prior corresponding period to $84.0 million.

•	NPAT before significant items increased 46.3% to $46.0 million, reflecting the increased earnings from the continuing businesses, combined with a lower income tax expense, offset partially by a higher interest expense in 1H05.

•	Continuing business NPAT increased 64.7% to $41.0 million in 1H05. The significant increase in NPAT is a result of the factors outlined in the above paragraph.

NOTE: Please note that minor inconsistencies in adding and subtracting in tables occur throughout the Supplementary Information Pack and are due to rounding.

Profit statement

($m)	1H04	2H04	1H05
Continuing business EBITA	106.6	128.8	134.2
Discontinuing business EBITA	40.6	(1.5)	(3.0)

Group EBITA before significant items	147.2	127.3	131.2
Amortisation	(38.6)	(42.1)	(50.2)

Group EBIT before significant items	108.6	85.2	80.9
Net Interest expense	(10.7)	(4.0)	(9.8)

Profit before tax before significant items	97.8	81.2	71.1
Taxes	(41.1)	(32.1)	(27.7)
Minority interests	(2.0)	(1.6)	(1.8)

NPAT before significant items	54.7	47.4	41.6
Significant items (after tax)	(6.0)	(1.8)	(1.4)

Reported NPAT	48.7	45.6	40.2

Normalised NPAT
Reported NPAT	48.7	45.6	40.2
Significant items (after tax)	6.0	1.8	1.4
Intangibles amortisation	38.6	42.1	50.2

Normalised NPAT	93.3	89.5	91.8

Cash EPS
Normalised NPAT	93.3	89.5	91.8
Weighted average number of shares	763.6	690.0	641.2

Cash EPS	12.2	13.0	14.3

$m
Significant items (after tax)

Gain on sale of Hospitals	9.4
Loss on discontinued Latin American Pharmaceuticals businesses	(5.8)
Provision for UK Epirubicin litigation costs	(5.0)

Total significant items	(1.4)

I. GROUP INFORMATION	5	Supplementary Information Pack – December 2004

•	Mayne’s continuing business EBITA was $134.2 million in 1H05, an increase of 25.9% over the prior corresponding period. The strong momentum in the underlying business continued with all business except for Diagnostic Imaging recording increased earnings in 1H05 over 1H04.

•	Discontinuing business EBITA was a loss of $3.0 million in 1H05, compared to a profit of $40.6 million in 1H04. The discontinued profit in 1H04 relates primarily to the Hospitals business divested in November 2003, and the loss in 1H05 primarily relates to the discontinued Latin American pharmaceutical operations. Discontinued business results are more fully described in the Discontinued Operations and Significant Items section of this document.

•	Amortisation increased from $38.6 million in 1H04 to $50.2m in 1H05. The $11.6 million increase in amortisation is a result of the acquisitions undertaken in the Pharmaceuticals business in FY04.

•	Group EBIT decreased 25.5% over the prior corresponding period to $80.9 million. The decrease in group EBIT is due to the contribution from the discontinued Hospitals operation in 1H04. Excluding discontinued operations, EBIT increased 20.5% to $84.0 million. Unallocated items included in Group EBIT increased $1.7 million over the prior corresponding period due to costs associated with Sarbanes Oxley compliance and higher executive remuneration.

•	Interest expense of $9.8 million in 1H05 was $0.9 million lower than 1H04. Interest expense was marginally lower in 1H05 due to a higher proportion of lower interest bearing debt, given Mayne’s policy of match funding to fund offshore acquisitions.

•	Reported NPAT, which includes significant items, was $40.2 million in 1H05, compared to $48.7 million in 1H04. The decrease in NPAT is attributable to the inclusion of the Hospitals business EBIT in 1H04, higher amortisation expense in 1H05, offset partially by a decrease in tax expense and significant items in 1H05.

•	Normalised NPAT (which is before significant items and intangibles amortisation expense) of $91.8 million was recorded in 1H05, compared to $93.3 million in 1H04. Normalised NPAT was relatively flat despite the contribution of the Hospitals business to 1H04 and impact of the off-market share buy-back conducted in March 2004. This reflects the improvement in performance of the continuing businesses in 1H05. Whilst normalised NPAT was relatively flat, cash EPS increased 17.2% as a result of the reduction in capital employed following the share buy-back.

•	Significant items impacting negatively on profit amounted to $1.4 million in 1H05, compared to $6.0 million in 1H04.

EPS

•	Cash EPS (reported EPS before significant items and intangibles amortisation) increased 17.2% over the prior corresponding period to 14.2 cents. The increase in earnings from the continuing business, the lower tax expense and the lower number of shares on issue, more than offset the earnings contribution from the discontinued Hospitals business in 1H04.

•	Reported EPS (after significant items and goodwill amortisation) was 6.3 cents, compared to 6.4 cents reported in the prior corresponding period.

•	An interim dividend of 4.5 cents was declared in 1H05, which is consistent with the interim dividend declared in 1H04.

I. GROUP INFORMATION	6	Supplementary Information Pack – December 2004

Taxation

•	Income tax expense from ordinary activities, excluding the tax impact of significant items was $27.7 million, $13.4 million lower than the prior corresponding period. Tax expense was lower in 1H05 predominantly due to tax relating to the divested Hospitals business in 1H04.

•	Mayne’s effective tax rate was approximately 30% after adjusting for a number of factors including:

–	Accelerated tax deductibility of R&D in Australia;

–	Deductibility of the value of shares issued in December 2004 under the Employee Share Plan;

–	Non-assessable capital amounts;

–	Deductibility of amortisation in the US; and

–	Non-deductibility of amortisation in Australia.

•	Mayne has tax losses to offset against Australian taxable income. Accordingly, cash payments for income tax in the coming year will be lower than income tax expense.

Net debt and gearing

•	At the end of 1H05, Mayne had a net debt position of $371.6 million. This compares to a net debt position of approximately $454.4 million at the end of FY04, a decrease of $82.8 million.

•	The decrease in net debt in 1H05 was largely due to:

–	Solid operating cash flow in 1H05;

–	The favourable exchange rate movement in the USD on the Yankee Bonds US$ 320million that is partially offset against a combination of natural and synthetic hedges;

–	The receipt of deferred sale proceeds from the sale of the Logistics business to Linfox; and

–	The receipt of deferred sale proceeds from the sale of a number of hospitals to Healthscope Ltd.

Offset partially by:

–	The acquisition of the hospital generic pharmaceutical distribution business of Laboratorios Farmacéuticos ROVI SA (ROVI) in Spain.

•	During 1H05 Mayne issued $US 200 million of US denominated notes (maturing in December 2011) providing increased flexibility to re-finance existing facilities in the future.

•	Mayne’s gearing ratio (measured as net debt as a percentage of net debt plus equity) was 12.8% at the end of 1H05. Mayne still has significant borrowing capacity before reaching its target gearing ratio of between 20% to 30%.

I. GROUP INFORMATION	7	Supplementary Information Pack – December 2004

Capital expenditure

•	Total capital expenditure across the group was $62.2 million in 1H05, compared to $74.8 million in 1H04. Excluding discontinued businesses, capital expenditure was $62.0 million in 1H05, compared to $45.0 million in 1H04.

•	Approximately $30 million of development capex was invested at Mulgrave and Aguadilla in 1H05 as part of the $60 million upgrade of these facilities.

•	Capital expenditure in Pathology and Diagnostic Imaging tracked slightly below depreciation in 1H05. In Diagnostic Imaging, approximately $0.6 million was invested in development capex, some of which related to teleradiology. In Pathology all capex was maintenance capex in 1H05.

Capital employed by division

Pharmaceuticals: Mayne Pharma and Consumer Products

Diagnostic: Pathology, Diagnostic Imaging and Medical Centres

•	Capital employed in Mayne’s Pharmaceuticals business has increased by $356 million since 1H04, to $1,672 million. Capital employed increased primarily due to the pharmaceutical acquisitions undertaken since 1H04 (being Paxene®, MVI®, Wasserburger and ROVI) and the increase in working capital due to the solid growth of this business.

•	Capital employed for Diagnostic Services has decreased by $34 million since 1H04 due to improved working capital management.

I. GROUP INFORMATION	8	Supplementary Information Pack – December 2004

Return on capital employed*

(1)	Return on Invested Capital – calculated as Reported EBITA less blended notional cash tax rate divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as Reported EBITA less blended notional cash tax rate divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Continuing business only

•	For the purposes of calculating ROIC (a cash return measure) Mayne has used a notional cash tax rate for its Australian business of 21%. This represents the approximate rate of taxes payable by Mayne given its ability to utilise prior year tax losses in Australia to offset current and future taxes payable. We have used a 30% notional cash tax rate for Pharmaceuticals given it has operations internationally that have higher marginal income tax rates. For comparability we have applied the blended notional tax rate retroactively to all prior periods reported.

•	Mayne’s ROIC increased from 5.9% in 1H04 to 6.3% in 1H05, reflecting the stronger earnings of the continuing businesses.

•	The weighted average cost of capital for the Group is approximately 9.5%.

•	RONTA increased from 13.9% in 1H04 to 15.0% in 1H05, reflecting the improved earnings and an increase in the proportion that goodwill represents of total capital employed, and hence creating a higher return on net trading assets (excluding goodwill).

Operating cash flow

•	Mayne recorded operating cash flow of $126.0 million in 1H05, compared to $138.3 million in the prior corresponding period. The decrease over the prior corresponding period is due to:

–	The inclusion of five months of operating cash flow from the Hospitals business in 1H04, before its divestment in November 2003;

–	Insurance was paid in December 2004, and included in 1H05 cash flow. However, in the prior year payment took place in January 2004, so there was no corresponding payment included in 1H04; and

–	Growth in working capital for the Pharmaceuticals business as a result of higher sales and the timing of major new product launches (carboplatin, fluconazole and Paxene®).

•	Mayne continued to focus on translating operating earnings into cash flow during the year. EBITDA to operating cash flow conversion increased from 71.9% in 1H04 to 77.3% in 1H05.

I. GROUP INFORMATION	9	Supplementary Information Pack – December 2004

II. PHARMACEUTICALS

II. PHARMACEUTICALS	10	Supplementary Information Pack – December 2004

PHARMA

Key highlights

Financial performance

•	Continuing business revenue increased 38.3% over the prior corresponding period to $326.3 million.

•	Continuing business EBITA margin (excluding significant items) of 18.8% compared to 18.1% in 1H04. Continuing business EBITA margin (including significant items) was 17.3% in 1H05.

•	Revenue growth and EBITA margins in line with FY05 guidance.

Environmental / operational

•	Revenue growth in the Americas and EMEA driven by full period contributions from acquisitions undertaken in FY04 and new product launches.

•	Latin American operations to be discontinued. Markets are not consistent with Mayne’s focus on high quality, regulated markets.

•	The acquisitions undertaken in FY04 (paclitaxel trifecta, MVI®, Wasserburger) in total are on track to meet FY05 guidance.

•	FDA audit of US head office in October 2004 identified administrative weaknesses in adverse drug event (ADE) reporting. A warning letter was subsequently received, and the FDA considers Mayne’s proposed corrective actions to be adequate.

•	Continued focus on quality and compliance procedures across the business. Mayne has decided to invest significantly in its quality systems which has delayed the start-up of the Mulgrave facility to February 2005, and extended the scope of construction at its Aguadilla, Puerto Rico facility. Completion of the Aguadilla refurbishment is expected in August 2005.

Revenue

*	Continuing business only

EMEA

•	1H05 revenue increased 53.4% over the prior corresponding period to $151.7 million (or 50.2% after adjusting for foreign exchange movements). The growth was largely driven by:

–	The continued rollout of Paxene® (the first alternative to Bristol Myers-Squibb’s Taxol®) in Europe. Mayne began launching Paxene® in Europe in May 2004, as part of a collaboration agreement with Ivax;

–	The full period contribution from the Wasserburg acquisition undertaken in May 2004;

–	Solid contributions from pamidronate and carboplatin despite expected price erosion;

–	Continued sales growth in all major countries as Mayne continues its geographic expansion strategy by taking existing products into new countries; and

–	The acquisition of ROVI’s generic injectable pharmaceutical distribution business in December 2004.

•	The growth in Europe was partially offset by a decrease in contribution from the Middle East due to price erosion of some key products.

Americas

•	1H05 revenue increased 74.9% over the prior corresponding period to $87.1 million (or 89.0% after adjusting for foreign exchange movements).

•	Sales growth in the US was largely driven by:

–	A full period contribution from the MVI acquisition® completed in April 2004;

–	Higher paclitaxel sales in the US, resulting from market share gains. Prices appear to have stabilised, albeit at a low level;

–	The launch of fluconazole in July 2004. Mayne’s mini-bag presentation has proved a popular alternative to the traditional vials and competition has been less intense in this niche; and

–	The launch of carboplatin in October 2004. As expected, competition is intense and prices have eroded sharply, but we have secured our expected market share.

–	These factors were partially offset by lower pamidronate sales in the US.

•	In Canada, pamidronate pricing continued to be under pressure but the impact was largely offset by the introduction of new products such as octreotide and methotrexate.

II. PHARMACEUTICALS	11	Supplementary Information Pack – December 2004

Asia Pacific

•	1H05 revenue increased 0.4% over the prior corresponding period to $87.6 million (or decreased 2.0% after adjusting for foreign exchange movements) due to:

–	Strong sales in Australia and New Zealand across the product portfolio; and

–	Revenue growth across most countries in Asia.

•	These factors were partially offset by:

–	A continued decrease in injectable contract manufacturing, largely due to API sourcing issues of customers; and

–	Lower Doryx sales than in 1H04.

Acquisitions / in-licensing

Indian partnerships

•	Consistent with Mayne’s strategy of marrying its strong international sales and marketing reach with a globally competitive supply chain, Mayne has entered into a number of partnerships with Indian pharmaceutical companies in recent months:

–	September 2004: Entered into a contract development and manufacturing agreement with Intas for an important cytotoxic pipeline product;

–	December 2004: Entered into an MOU with Zydus Cadilla to evaluate a potential API and fill and finish manufacturing facility in India;

–	December 2004: Entered into an agreement with Strides Arcolab to contract develop and manufacture six specialised injectable, non-cytotoxic products for Mayne to market and distribute in the US market. These products have current annual sales (Local Market Value (LMV)) of $US 350 million;

–	January 2005: Entered into an agreement with Strides Arcolab to develop and manufacture a range of anti-infective products that Mayne will market and distribute in the US and European markets (LMV: $US 1.1 billion).

Rovi Acquisition

•	In December 2004, Mayne acquired the generic injectable distribution business from its Spanish partner ROVI. Integration of the business is progressing on schedule. With this acquisition, Mayne has secured a direct sales presence in each of Europe’s five largest pharmaceutical markets.

Contribution*

EBITA Margin

*	Continuing business only

•	1H05 continuing business EBITA (excluding significant items) increased $18.8 million (or 44.0%) compared to the prior corresponding period to $61.4 million. The increase in EBITA is due largely to:

–	The full period contributions from acquisitions undertaken in FY04; and

–	New major product launches (carboplatin, fluconazole and Paxene®).

•	On February 17 2005, the English Court of Appeal ruled that Mayne’s generic Epirubicin product infringed a patent of the innovator. Mayne is assessing the impact of this decision. However, a $5 million provision has been recorded representing the estimated legal and other costs associated with this decision.

•	EBITA after this significant item was $56.4 million in 1H05 representing a margin of 17.3%.

•	An EBITA margin of 18.8% for the continuing business (excluding significant items) was recorded in 1H05, compared to 18.1% in the prior corresponding period. EBITA margins were in the mid-range of guidance, and higher than 1H04 due to a lower number of new product launches in 1H04.

•	The 1H05 EBITA margin was lower than the 2H04 margin of 22.3% due largely to the inclusion of the $US 3.0 million Mylan paclitaxel litigation settlement in 2H04.

II. PHARMACEUTICALS	12	Supplementary Information Pack – December 2004

Return on capital employed*

*	Continuing business only

(1)	Return on Invested Capital – calculated as Reported EBITA less blended notional cash tax rate divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as Reported EBITA less blended notional cash tax rate divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	A tax rate of 30% has been applied to all periods. This reflects the approximate effective tax rate for the Pharmaceuticals business

•	ROIC declined slightly in 1H05 compared to 1H04 to 5.2%. Excluding the $5 million significant item related to the lost UK legal action for Epirubicin, ROIC was flat compared to 1H04 at 5.7%.

•	In 1H05, an increase in earnings was offset by an increase in invested capital following the acquisitions undertaken in FY04. For two of these acquisitions (MVI® and Wasserburger) it was highlighted to the market at the time of acquisition that the full ROIC accretion from these acquisitions would not be realised until FY06 and beyond.

•	The ROVI acquisition undertaken in December 2004 was included in invested capital as at 31 December 2004 but there was minimal earnings contribution in 1H05 which impacted the average ROIC for the period.

Research and Development (R&D)

•	The dollar investment in R&D increased from $22.2 million in 1H04 to $24.2 million in 1H05, reflecting the ongoing investment in the product pipeline to drive organic growth going forward.

Product approvals

	1H04	2H04	1H05
Americas	1	6	5
EMEA	7	16	12
Asia Pac	1	3	1

TOTAL	9	25	18

There were 18 product approvals in 1H05 compared to nine in 1H04 and 25 in 2H05.

Approvals received in 1H05 included:

•	Fluconazole: Launched in the US in July 2004 (LMV: $US 212 million).

•	Carboplatin: Launched in the US in October 2004 (LMV: $US 747 million).

II. PHARMACEUTICALS	13	Supplementary Information Pack – December 2004

•	Paclitaxel: Launched in several European countries not covered by the Paxene® deal, with Spain being the most significant (LMV: $113 million).

•	Irinotecan: Launched in smaller European markets where patents have expired.

•	Ceftriaxone: An in-licensed product launched in Italy and Belgium.

•	Octreotide SAR: Launched in Canada (LMV: $11 million).

Product pipeline

•	As at 31 December 2004, Mayne had filed 108 applications with LMV of US $2.0 billion. The majority of these applications will be approved and launched in FY05 and FY06. As set out in the chart below, there are a number of other products pending submission that are expected to be launched in FY06 and FY07.

•	The expected value and timing of product launches varies over time as Mayne’s Global Product Steering Team reviews the economic feasibility and timing for the development, manufacturing and marketing of various products.

Some of the major products for launch in FY05 and FY06 for which submissions have already been filed are as follows:

Major product launches in FY05-FY06 for which submissions have been filed

Product	LMV	Expected launch details
Fiscal 2005
Paclitaxel (EMEA)	$US23m	Launch in further countries (not covered by Paxene® agreement with Ivax) in 2H05.

Irinotecan (EMEA)	$US200m	Launch in further European countries as patents expire. LMV of countries where expect to launch in FY05 is approximately $70 million.

Fiscal 2006

Propofol (Americas)	$US 529m	Paragraph IV filing: if successful Mayne will be the third participant in a market that is expected to remain patent protected until 2015.

Ondansetron (Americas)	$US 542m	Paragraph IV filing: we are currently assessing the impact of the GSK/Teva decision. If we do not proceed with the paragraph IV, we will launch when the market genericises in FY07.

Ondansetron (EMEA)	$US 123m	Approval expected in some European countries in FY06; launches through to FY07.

Ondansetron (Asia Pac)	$US 16m	Approval expected in Australia.

Epirubicin (EMEA)	$US 168m	Mayne plans to launch Epirubicin in European countries from FY06 onwards.

II. PHARMACEUTICALS	14	Supplementary Information Pack – December 2004

Consumer Products

Key highlights

Financial performance

•	Following on from the improved result in 2H04, the Consumer Products business delivered revenue growth and consistency in earnings in 1H05.

•	Revenue increased 7.9% over the prior period to $86.1 million.

•	1H05 EBITA of $10.7 million was consistent with 2H04 and delivered a margin of 12.4%.

•	Due to the impact of the Pan Pharmaceuticals recall on the 1H04 result, the current period performance is compared to the prior period rather than the prior corresponding period.

Environmental / operational

•	Market growth recorded across both pharmacy and grocery.

•	Competition remains intense.

•	Mayne continues to be the clear market leader with a market share in November 2004 of 23.4% in the combined pharmacy and grocery nutraceuticals market. The slight reduction in market share (down from 25%) is due to the seasonal uptake of niche weight loss products in pharmacy.

•	Innovative sales and marketing campaigns continue to drive category growth.

•	Virginia plant continues to operate efficiently, with nearly 80% of products now manufactured in-house at this facility.

Revenue

•	Revenue increased $6.3 million (or 7.9%) over the prior period to $86.1 million.
•	Growth was recorded across both pharmacy and grocery channels, predominantly due to:

–	A buoyant market for complementary health products;

–	Strong consumer response to innovative television and print campaigns;

–	The launch of the Nature’s Own™ Glucosamine product; and

–	Higher sales in November and December in response to some discount adjustments being introduced in 2H05.

•	Over-the-counter products recorded steady growth and contributed approximately 12% of the Consumer Products revenue. Betadine continues to be the leading pharmacy antiseptic.

II. PHARMACEUTICALS	15	Supplementary Information Pack – December 2004

Contribution

EBITA Margin

•	EBITA of $10.7 million recorded in 1H05 was consistent with the prior period.

•	EBITA margin of 12.4% in 1H05, down slightly from 13.7% recorded in the prior period due to:

–	The one-off contribution in 2H04 from the launch and pipeline fill of Nature’s Own™ into grocery;

–	Higher marketing and advertising costs associated with the implementation of Mayne’s “Take the Lead!” program. This initiative is designed to elevate and sustain Mayne Consumer Products’ industry position through campaigns driving category growth such as national television advertisements and educational seminars.

Return on capital employed*

(1)	Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax (21%) divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis.

•	ROIC has decreased marginally from 6.7% to 6.5% in 1H05, reflecting the marginally lower EBITA contribution in 1H05.

•	ROIC improvements will be driven by revenue growth and cost management.

II. PHARMACEUTICALS	16	Supplementary Information Pack – December 2004

III. DIAGNOSTIC SERVICES

III. DIAGNOSTIC SERVICES	17	Supplementary Information Pack – December 2004

PATHOLOGY SERVICES

Key highlights

Financial performance

•	Pathology Services, which includes Pathology and Medical Centres, posted another strong result in 1H05 with performance improvement in all states compared to the prior corresponding period.

•	Pathology Services revenue increased 9.3% over the prior corresponding period to $279.4 million.

•	EBITA of $36.6 million recorded in 1H05, an increase of 26.2% over 1H04.

•	1H05 EBITA margin increased to 13.1%, compared to 11.3% in 1H04.

•	The second half of the financial year is seasonally stronger, so for comparative purposes the focus is on the prior corresponding period, as this is considered more relevant.

Environmental / operational

•	New funding agreement with the Federal Government (effective July 2004) provides for Medicare funded pathology outlays to increase by approximately 5% per annum for five years.

•	1H05 was the first full period to benefit from the Medicare Plus initiatives introduced in February 2004. These initiatives resulted in an increase in GP consultation fees.

•	Continued focus on increasing specialist pathology work and driving cost efficiencies throughout the business.

•	Work commenced on new QML laboratory in January 2005. Expected to be operational by the end of FY06.

–	Due to the strong growth and strategic direction of the business we have increased the scope of the development from the original $27.5 million to between $34 million and $38 million.

Revenue

•	Revenue increased $23.8 million (or 9.3%) over the prior corresponding period to $279.4 million, driven by organic episode growth and an increase in average revenue per episode in the pathology business.

•	Pathology episode growth of 5.2% over the prior corresponding period was slightly below market growth in episodes of 5.7% (based on data provided by the HIC).

•	Pathology revenue and episodes increased in all states in 1H05 compared to prior corresponding period, with Queensland (QML) continuing to be the standout performer.

•	Revenue per pathology episode increased 4.1% over 1H04 due to:

–	A Federal Government fee increase in November 2003;

–	Increased specialist work; and

–	Increased in-house testing.

•	Medical Centres’ fee per consultation increased as a result of the impact of the Medicare Plus initiatives and an increase in private billings.

III. DIAGNOSTIC SERVICES	18	Supplementary Information Pack – December 2004

Contribution

EBITA Margin

•	1H05 EBITA increased $7.6 million over the prior corresponding period to $36.6 million in 1H05.

•	EBITA margins increased to 13.1% in 1H05, compared to 11.3% in 1H04.

•	EBITA margins improved in 1H05 over the prior corresponding period due to:

–	Growth in pathology revenue per episode due to the Government fee increase, an increase in specialist work and performing more work in-house;

–	Productivity gains. Pathology episodes per work hour for the overall business improved over the prior corresponding period due to operational workflow improvements;

–	A relatively fixed cost base in pathology spread over a higher number of episodes; and

–	The continuation of a number of restructuring initiatives and cost controls in the Medical Centres business. These include improvement in rostering at the site level and a reduction in IT costs.

Return on capital employed*

(1)	Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax (21%) divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis.

•	Both ROIC and RONTA for Pathology Services increased over the prior corresponding period.

•	ROIC for Pathology Services increased to 9.9% in 1H05, compared to 7.7% in 1H04, driven by the increase in earnings in 1H05.

III. DIAGNOSTIC SERVICES	19	Supplementary Information Pack – December 2004

DIAGNOSTIC IMAGING

Key highlights

Financial performance

•	Whilst there are some very early signs of improvement in the underlying business, the restoration in the performance of this business will take some time.

•	Total revenue increased 2.9% on prior corresponding period to $143.8 million.

•	EBITA margins of 9.4% recorded in 1H05, compared to 11.7% in 1H04.

•	The first half is a seasonally stronger half, so the 1H05 results are compared to the prior corresponding period.

Environmental / operational

•	3% Government fee increases in June 2004 and November 2004.

•	Industry volumes for diagnostic imaging examinations increased by 4.7% in 1H05 over the prior corresponding period (based on HIC data). Mayne’s examinations decreased 4.3% over the same period.

•	MRI fee cut of $65 per examination implemented on 1 August 2004. However, the 23 additional MRI licenses announced by the Federal Government are yet to be allocated.

•	Under the new management team led by Dr Ron Shnier, a number of initiatives have been implemented, including:

–	Increased site accountability through weekly and monthly reporting;

–	Radiologists accountable for capital investment decisions;

–	Fees and billing procedures considered on a site by site basis in an effort to win back market share;

–	Consultants engaged to examine labour productivity; and

–	Regional managers playing a more hands on role out at the sites.

Revenue

•	1H05 revenue increased $4.1 million (or 2.9%) over the prior corresponding period to $143.8 million. 1H05 revenue growth over 1H04 was driven by an increase in revenue per examination.

•	Total examinations decreased 4.3% in 1H05 compared to 1H04.

•	Examinations decreased in 1H05 despite the market growing at 4.7% due to:

–	Work lost to new competitors. A number of new bulk-billing sites have opened in close proximity to some Mayne sites; and

–	Fee increases implemented by Mayne in FY04 continued to soften demand.

•	Consistent with the focus on higher modality examinations, Mayne recorded solid examination growth for CT, MRI and nuclear medicine, with MRI and nuclear medicine growing well above market.

•	Revenue per examination increased 7.4% over 1H04 driven by:

–	Two government fee increases, partially offset by the MRI fee cut; and

–	An increase in the contribution from higher modality examinations such as MRI and nuclear medicine.

III. DIAGNOSTIC SERVICES	20	Supplementary Information Pack – December 2004

Contribution

EBITA Margin

•	1H05 EBITA declined by $2.9 million (or 17.4%) over the prior corresponding period to $13.5 million.

•	EBITA margin in 1H05 of 9.4%, compared to 11.7% in 1H04. The EBITA margin decreased over the prior corresponding period due to:

–	A decrease in the number of examinations, combined with a relatively fixed cost structure; and

–	CPI increases in costs.

Return on capital employed*

(1)	Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax (21%) divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% at the notional tax rate for calculating ROCE. This has been reflected retroactively in Mayne’s ROCE analysis. Due to the acquisition of Pacific Healthcare and QDI businesses in the 2H03 period, weighted average Invested Capital and Net Tangible Assets have been used.

•	Both ROIC and RONTA for Diagnostic Imaging decreased over the prior corresponding period.

•	ROIC decreased to 6.1% in 1H05, compared to 8.7% in 1H04. The decrease over the prior corresponding period was driven by the lower earnings contribution in 1H05.

III. DIAGNOSTIC SERVICES	21	Supplementary Information Pack – December 2004

IV. PHARMACY

IV. PHARMACY	22	Supplementary Information Pack – December 2004

PHARMACY

Key highlights

Financial performance

•	Pharmacy posted a satisfactory result in 1H05 despite some decline in market share and a small decrease in margin.

•	1H05 revenue increased 7.5% over the prior corresponding period to $1,143.2 million.

•	EBITA margin decreased to 1.72% in 1H05 from 1.84% in the prior corresponding period.

Environmental / operational

•	PBS growth of +10% recorded in 1H05 over the prior corresponding period.

•	Mayne’s market share on a MAT basis to December 2004 was 32.9%, compared to 34.3% for the same period last year. In 1H05 Mayne lost a major customer and there was some leakage at the smaller end of the customer base.

•	Mayne has taken a number of steps to restore market share:

–	Revitalised category management and brand proposition for the Terry White® and Chemmart® brands;

–	Replaced some of the management and business development team in Victoria and Tasmania; and

–	Invested in training of business development staff in all states to increase their value add to customers.

•	Mayne continued to focus on the core pharmacy distribution business and delivering “in-full, on-time at competitive prices”.

•	In the six months to December 2004, gross exposure under the Pharmacy Guarantee Scheme decreased by $63.1 million to $578 million.

•	Securitisation of debtors program finalised in February 2005:

–	Approximately $250 million of receivables may be removed from the balance sheet through the assignment of trade debtors to an external financier. Implementation to be rolled our progressively in 2H05.

–	The movement of trade debtors off balance sheet will reduce Pharmacy’s invested capital, significantly increasing returns on capital for this business.

–	Mayne will pay the financier a fee reflecting the financier’s cost of funding the trade debtors, and the financier’s assumption of the credit risk.

Revenue

•	Revenue increased by 7.5% over the prior corresponding period, in comparison to PBS growth of +10%.

•	Revenue growth was driven by continued growth in pharmacy and hospital distribution.

•	The pharmacy distribution market grew by 8.2% over the prior corresponding period, according to IMS data.

•	Market growth for pharmacy distribution was less than PBS growth due to the increasing industry trend for generic blockbuster drugs to be sold directly to pharmacists, bypassing the wholesaler channel.

•	Mayne’s pharmacy distribution revenue grew at a lower rate than the market predominantly due to a loss of a major customer during the period.

•	The hospitals distribution business grew above market due to:

–	A continued focus on building and maintaining relationships; and

–	Enhanced service offering through the refinement of systems and infrastructure.

IV. PHARMACY	23	Supplementary Information Pack – December 2004

Contribution

EBITA Margin

•	Pharmacy’s EBITA margin of 1.72% was slightly lower than the prior corresponding period of 1.84%, due to the impact of:

–	The loss of the GSK contract in April 2004. This previously contributed approximately $3.9 million to annualised earnings;

–	Supply issues with private label products caused by regulatory issues at third party suppliers; and

–	Competitive forces continuing to place downward pressure on prices.

•	A number of initiatives are in progress to drive efficiencies in the business. These include:

–	Buying and inventory management initiatives to increase stock turns; and

–	Improvement of operational processes through investment in materials handling technology.

•	These initiatives are initially being implemented at Rydalmere in New South Wales, and will be selectively rolled out at other locations depending on site requirements.

Return on capital employed*

(1)	Return on Invested Capital – calculated as EBITA less notional cash tax (21%) divided by average Invested Capital (including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax (21%) divided by average Invested Capital (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Mayne’s cash tax rate in Australia is 21% as a result of the significant tax losses available to offset future earnings. Since ROIC is a cash based return, we have used 21% as the notional tax rate for calculating ROIC. This has been reflected retroactively in Mayne’s ROIC analysis

•	ROIC for Mayne Pharmacy increased marginally to 7.8% in 1H05, compared to 7.7% in the prior corresponding period.

•	Mayne is focussed on driving improvements in the core Pharmacy business and managing working capital more efficiently.

•	The securitisation of debtors is a low cost means to remove debtors from the balance sheet, which will improve cash flow and ROIC going forward.

•	If the securitisation program is fully implemented, invested capital for the Pharmacy business would be reduced by approximately $250 million.

IV. PHARMACY	24	Supplementary Information Pack – December 2004

V. DISCONTINUED BUSINESSES AND SIGNIFICANT ITEMS

V. DISCONTINUED BUSINESS	25	Supplementary Information Pack – December 2004

Discontinued businesses

Discontinuing Businesses

($m)	1H04	1H05
Revenue	568.3	6.0
EBITA	40.6	(3.0)

•	The discontinuing businesses result in 1H05 relates predominantly to the Latin American pharmaceutical operations in Brazil and Mexico.

•	The discontinuing businesses profit in 1H04 was primarily attributable to the Hospitals business, which was divested in November 2003.

•	The decision to discontinue the Latin American pharmaceutical operations was made during 1H05. The rationale behind the decision was as follows:

–	The Latin American markets were inconsistent with Mayne’s focus on FDA quality markets;

–	The markets were unprofitable and competition from lower quality products was intense; and

–	In order to return the operations to profitability, significant capital investment would have been required to expand into new countries and extend the product range to build critical mass in the region.

Significant items

Significant items (after tax)	$m
Gain on sale of Hospitals	9.4
Loss on discontinued Latin American Pharmaceuticals businesses	(5.8)
Provision for UK Epirubicin litigation costs	(5.0)

Total significant items	(1.4)

•	Significant items impacting negatively on profit amounted to $1.4 million in 1H05, compared to $6.0 million in 1H04. Significant items in 1H05 were:

–	A $9.4 million gain relating to the sale of the Hospitals business. The gain comprises the profit on the sale of the Port Macquarie Base Hospital to the NSW government, and the positive resolution of some outstanding transaction related issues. This gain was offset by:

–	A $5.8 million loss associated with the discontinued Latin American pharmaceutical operations. This amount predominantly relates to:

–	The impairment of assets associated with divesting the businesses; and

–	Costs associated with the disposal/closure of the operations (redundancy, lease payouts etc).

–	A $5.0 million provision relating to the estimated legal and other costs associated with the failed Epirubicin patent litigation in the UK.

V. DISCONTINUED BUSINESS	26	Supplementary Information Pack – December 2004

Exhibit 2

ASX and Media Release

22 February 2005

MAYNE PHARMA AND PLIVA ENTER BIOGENERIC PARTNERSHIP

Mayne Group Limited (ASX:MAY) announced today that its Mayne Pharma business unit has entered into a strategic collaboration with PLIVA d.d. (PLIVA), a leading international generic and specialty pharmaceutical company, to develop and manufacture two major biogeneric products commonly used by cancer patients – erythropoietin (EPO) and granulocyte colony stimulating factor (G-CSF) - that Mayne will exclusively market and distribute in Western Europe and other selected markets around the world.

Based on IMS data, EPO and G-CSF generated sales in the countries covered by the agreement of more than $US 1.6 billion (growing at 14% per annum) in the 12 months to 30 June 2004.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said he was very pleased to be working with PLIVA, a company that was internationally respected for its world-class research and development capabilities. He also said that the agreement complements Mayne Pharma’s oncology emphasis and provides a significant opportunity to establish a strong sales position in the generic market for these drugs.

“This partnership with PLIVA is consistent with our stated long-term strategy of being a significant player in the newly forming biogenerics market,” Mr James said.

“As the number of patent expiries for chemically-based medicines declines over the next five to ten years, patent expiries for biological drugs will increase. So this partnership is a significant first step that will position Mayne Pharma to benefit from this very large and newly forming market opportunity,” he said.

“We have been investigating biogeneric entry options for over two years and we are excited by the potential of the PLIVA relationship.

“Biological products are technically complex, requiring specialised expertise in development and manufacturing that would be expensive and risky for Mayne to develop internally. Our approach has been to focus on building a leading international hospital generic sales force and a regulatory team skilled in managing the approval of complex products.

“PLIVA’s deep experience in developing and manufacturing biological products and advanced progress in the development of EPO and G-CSF ideally complement Mayne’s strengths by providing us with a high quality and secure source of supply that will be necessary to maximise this significant commercial opportunity.”

Speaking about the collaborative arrangement, Željko Čović, President of PLIVA’s Management Board and CEO said: “We are especially pleased to have entered into this partnership with Mayne. We are convinced that with Mayne’s strong and established hospital sales force promoting PLIVA’s quality products, both companies will successfully profit from this multi billion dollar market, while at the same time providing a more affordable solution to patients.”

“This partnership represents an important recognition of PLIVA’s biologics program and its strong positioning on the global market. Following extensive clinical trials in Croatia, PLIVA has already developed and submitted a generic EPO for registration in Croatia, which we plan to launch this year. To the best of our knowledge, this launch will position us as one of the first companies to successfully, develop, produce, and sell a generic EPO on the commercial global market, and the first on the European continent,” Mr Čović said.

Drugs exploiting modern biotechnology, generally known as biologics, are becoming increasingly used in hospitals. Biologics currently generate approximately $US 40 billion in annual sales, and represent seven of the top ten injectable hospital medicines. Nine percent of current global pharmaceutical spend is on biologics, however approximately 40% of all drugs in phase III clinical trials are biologicals, meaning biologics will continue to drive pharmaceutical spend growth at twice GDP growth. Biogenerics are thus crucial to long term affordable access to medicines.

EPO represents PLIVA’s most advanced biologics program and is a generic version of Amgen’s EPOGEN (epoetin-alfa) primarily indicated for the stimulation of red blood cell production in patients undergoing dialysis therapy for chronic renal failure and patients undergoing chemotherapy treatment. G-CSF is the generic version of Amgen’s NEUPOGEN (filgrastim) primarily indicated for the regulation of white blood cell production in the treatment of cancer patients with chemotherapy induced neutropenia. These products are highly complementary to Mayne’s existing portfolio of generic, injectable oncology products.

Under the terms of the agreement, €21 million will be paid to PLIVA over three years to acquire the exclusive sales, marketing and distribution rights for the two products in the above markets. PLIVA will be the exclusive supplier of finished drug product.

About Mayne

Mayne Group Limited is listed on the Australian Stock Exchange and has business in international specialty pharmaceuticals (in the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products. Additional information is available at the company’s website at www.maynegroup.com.

About PLIVA

With over 80 years of experience in the pharmaceuticals arena, PLIVA is now a global generics and specialty company, with operations in more than 30 countries in the US, CEE, and Western Europe. Building upon a strong R&D history, the company specializes in the discovery, development, production and distribution of generic and branded pharmaceutical products. Since its listing on the London Stock Exchange in 1996, PLIVA has established a fully internationalized business, with the majority of its revenues now realized on Western markets.

More information about PLIVA can be found at www.pliva.com.

Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Mayne Group Limited

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

Exhibit 3

Media & ASX Release

18 February 2005

Mayne receives English Court of Appeal decision for Epirubicin

Mayne Group Limited (ASX:MAY) advises that the English Court of Appeal has today ruled that Mayne Pharma’s (Mayne) formulation of Epirubicin infringes a patent of the innovator – Pharmacia Italia S.P.A (a subsidiary of Pfizer, Inc.). Epirubicin is commonly used in the treatment of breast cancer.

Mayne has developed a generic version of Epiribucin. In April 2004, Mayne notified the innovator of its intention to import and sell Epirubicin in the United Kingdom (UK) and subsequently commenced proceedings in the UK seeking a formal declaration that its product does not infringe the innovator’s patent.

On 28 October 2004, the English High Court of Justice ruled in Mayne’s favour based on the merits of the case. In light of this favourable judgment and independent legal advice, Mayne was confident that this decision would be upheld through the appeals process.

On 17 February 2005, the English Court of Appeal overturned the High Court’s decision on a point of law. Mayne is currently considering the impact of this ruling.

As a result of the English Court of Appeal decision, Mayne will record a significant item in the amount of $5 million in its half yearly results representing the top-end of the estimated legal and other costs associated with the UK litigation. This estimate does not include potential mitigating factors that Mayne is in the process of evaluating.

The UK patent for Epirubicin expires in June 2006.

Mayne is involved in litigation with regard to Epirubicin in other countries around the world including Australia and Canada. Mayne will continue to vigorously pursue these matters and is confident of its prospects of success in these major markets. Furthermore, since the UK decision does not set a binding precedent for those courts, Mayne has made no further provision in its accounts. .

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
Name:	Karen Kee
Title:	Company Secretary

Date: 23 February 2005